SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: 2007 consolidated financial statements

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Consolidated financial statements

Avertissement

Cette traduction anglaise des comptes consolidés rédigés en langue française a été préparée pour le confort des lecteurs anglophones. Malgré tout le soin apporté à cette traduction, certaines erreurs, omissions ou approximations peuvent y subsister. France Télécom, ses représentants et ses salariés n’en assumeront aucune responsabilité.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

For the years ended December 31, 2007 and 2006

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(page deliberately left blank)

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Consolidated income statement

5

Consolidated balance sheet

6

Consolidated statement of changes in equity

7

Consolidated statement of cash flows

8

Note 1 - Description of business and basis of preparation of the financial statements

9

Note 1 - Description of business and basis of preparation of the financial statements

9

Note 2 - Accounting policies

12

Note 3 - Segment information

29

Note 4 - Main acquisitions and disposals of companies and changes in scope of consolidation

35

Note 5 - Revenues

39

Note 6 - Operating income and expense

40

Note 7 - Impairment

42

Note 8 - Gains and losses on disposals of assets

46

Note 9 - Restructuring costs

47

Note 10 - Finance costs, net

48

Note 11 - Income tax

50

Note 12 - Goodwill

55

Note 13 - Other intangible assets

56

Note 14 - Property, plant and equipment

58

Note 15 - Interests in associates

60

Note 16 - Assets available for sale

62

Note 17 - Other assets and prepaid expenses

63

Note 18 - Loans and receivables

64

Note 19 - Financial assets at fair value through profit or loss

67

Note 20 - Financial liabilities and net financial debt

68

Note 21 - Bonds

72

Note 22 – Bank borrowings

77

Note 23 - Derivatives

80

Note 24 - Exposure to market risks and financial instruments

83

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Note 25 - Fair value of financial assets and liabilities

89

Note 26 - Employee benefits

90

Note 27 - Share-based compensation

95

Note 28 - Provisions

102

Note 29 - Other liabilities and deferred income

107

Note 30 - Equity

108

Note 31 - Additional cash flow disclosures

112

Note 32 - Off-balance sheet commitments and contractual obligations

113

Note 33 - Litigation and claims

121

Note 34 - Related party transactions

126

Note 35 - Subsequent events

128

Note 36 - List of consolidated companies

129

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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CONSOLIDATED STATEMENT OF INCOME

 (Amounts in millions of euros, except share data)

		Note	Year ended December 31, 2007	Year ended December 31, 2006

Revenues		5	52 959	51 702

External purchases		6	(23 156)	(22 809)
Other operating incomes		6	440	473
Other operating expenses		6	(2 360)	(2 235)
Labour expenses:	- Wages and employee benefit expenses	6	(8 767)	(8 592)
	- Employee profit-sharing	6	(359)	(346)
	- Share-based compensation	6	(279)	(30)
Depreciation and amortization		13-14	(8 111)	(7 824)
Impairment of goodwill		7	(26)	(2 800)
Impairment of non-current assets		7	(107)	(105)
Gains (losses) on disposal of assets		8	769	97
Restructuring costs		9	(208)	(567)
Share of profits (losses) of associates		15	4	24

Operating income		3	10 799	6 988

Interest expenses, net		10	(2 521)	(3 155)
Foreign exchange gains (losses)		10	(4)	26
Discounting expense		10	(125)	(122)

Finance costs, net			(2 650)	(3 251)

Income tax		11	(1 330)	(2 180)

Consolidated net income after tax of continuing operations			6 819	1 557

Consolidated net income after tax of discontinued operations		4	-	3 211

Consolidated net income after tax			6 819	4 768

Net income attributable to equity holders of France Telecom S.A.			6 300	4 139
Minority interests		30	519	629

Earnings per share (in euros) (see note 30)

Net income of continuing operations attributable to equity holders of France Telecom S.A.
- Basic		2,42	0,40
- Diluted		2,36	0,39
Net income of discontinued operations attributable to equity holders of France Telecom S.A.
- Basic		-	1,19
- Diluted		-	1,17
Net income attributable to equity holders of France Telecom S.A.
- Basic		2,42	1,59
- Diluted		2,36	1,57

The accompanying notes are an integral part of the consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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CONSOLIDATED BALANCE SHEET (Amounts in millions of euros)

	Note	At December 31, 2007	At December 31, 2006

ASSETS

Goodwill	12	31 389	31 517
Other Intangible assets	13	16 658	18 713
Property, plant and equipment	14	27 849	28 222
Interests in associates	15	282	360
Assets available for sale	16	518	338
Non-current loans and receivables	18	1 960	867
Non-current financial assets at fair value through profit or loss	19	54	44
Non-current hedging derivatives assets	23	42	37
Other non-current assets	17	63	39
Deferred tax assets	11	7 273	8 250
Total non-current assets		86 088	88 387

Inventories		1 068	844
Trade receivables	18	6 556	6 756
Current loans and other receivables	18	81	53
Current financial assets at fair value through profit or loss, excluding cash equivalents	19	534	543
Current hedging derivatives assets	23	12	3
Other current assets	17	2 035	1 788
Current tax assets	11	111	247
Prepaid expenses	17	673	580
Cash and cash equivalents	20	4 025	3 970
Total current assets		15 095	14 784
TOTAL ASSETS		101 183	103 171

EQUITY AND LIABILITIES

Share capital		10 457	10 427
Additional paid-in capital		15 317	15 179
Retained earnings (deficit)		(3 966)	(5 171)
Net income for the year		6 300	4 139
Cumulative translation adjustment		1 747	2 220
Equity attributable to equity holders of France Telecom S.A.		29 855	26 794

Minority interests		4 470	4 844
Total equity	30	34 325	31 638

Non-current trade payables	20	435	535
Non-current financial liabilities at amortized cost, excluding trade payables	20	32 532	36 199
Non-current financial liabilities at fair value through profit or loss	20	154	798
Non-current hedging derivatives liabilities	20	955	1 066
Non-current employee benefits	26	535	534
Non-current provisions	28	1 657	2 206
Other non-current liabilities	29	870	959
Deferred tax liabilities	11	1 440	1 749
Total non-current liabilities		38 578	44 046

Current trade payables	20	9 580	9 015
Current financial liabilities at amortized cost, excluding trade payables	20	8 694	9 264
Current financial liabilities at fair value through profit or loss	20	730	0
Current hedging derivatives liabilities	20	353	33
Current employee benefits	26	1 881	1 606
Current provisions	28	1 599	1 816
Other current liabilities	29	1 837	2 110
Current tax payables	11	331	466
Deferred income	29	3 275	3 177
Total current liabilities		28 280	27 487
TOTAL EQUITY AND LIABILITIES		101 183	103 171

Additional balance-sheet disclosures on IFRS 7 effects: see note 2.1

The accompanying notes are an integral part of the consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

 (Amounts in millions of euros)

			Attribuable to equity holders of France Télécom S.A.									Minority interests	Total Equity
			Share capital	Additional paid-in capital	Retained earnings				Net income	Translation adjustments	Total

		Number of shares				Income (expense) recognized		Other
	Note	in issues				directly in equity		reserves
					Assets available	Hedging instruments	Deferred taxes
					for sale

Balance at January 1, 2006		2 603 059 797	10 412	15 131	123	(200)	68	(8 316)	5 709	1 933	24 860	3 578	28 438

Unrealized foreign exchange gains (losses)										292	292	(18)	274
Gains (losses) on financial assets available for sale					(5)						(5)		(5)
Gains (losses) on cash flow hedges taken to equity						102					102	2	104
Deferred tax on items recognized directly in equity							(36)				(36)		(36)

Total income and expense recognized directly in equity (A)					(5)	102	(36)			292	353	(16)	337

Net income for the year (B)									4 139		4 139	629	4 768

Total recognized income and expense for the year (A+B)					(5)	102	(36)		4 139	292	4 492	613	5 105

Allocation of 2005 net income								5 709	(5 709)
Capital increase (stock-options exerciced)	27/30	3 613 333	15	48							63		63
Equity share options issued : stock options	27							31			31	3	34
Impact of sale of PagesJaunes Groupe	4										0	(159)	(159)
Impact of purchase of minority interest and merger of Spanish entities	4							31			31	1 136	1 167
Impact of purchase of minority interest and change in consolidation method of Jordan entities	4							59			59	221	280
Dividends	30							(2 602)			(2 602)	(590)	(3 192)
Other movements								(135)		(5)	(140)	42	(98)

Balance at December 31, 2006		2 606 673 130	10 427	15 179	118	(98)	32	(5 223)	4 139	2 220	26 794	4 844	31 638

Unrealized foreign exchange gains (losses)										(467)	(467)	56	(411)
Gains (losses) on financial assets available for sale					(38)						(38)		(38)
Gains (losses) on cash flow hedges taken to equity						309					309	10	319
Deferred tax on items recognized directly in equity							(106)				(106)	(2)	(108)

Total income and expense recognized directly in equity (A)					(38)	309	(106)			(467)	(302)	64	(238)

Net income for the year (B)									6 300		6 300	519	6 819

Total recognized income and expense for the year (A+B)					(38)	309	(106)		6 300	(467)	5 998	583	6 581

Allocation of 2006 net income								4 139	(4 139)		0		0
Capital increase (stock-options exerciced)	27/30	7 675 781	30	138							168		168
Equity share options issued : Employee shareholding plan within the scope of the sale of shares owned by the French State	27							67			67		67
Equity share options issued : Free share award plan	27							147			147	2	149
Equity share options issued : stock options	27							23			23		23
Purchase of treasury shares	30							(214)			(214)		(214)
Dividends	30							(3 117)			(3 117)	(670)	(3 787)
Increase of the interest percentage in TP Group	4							0			0	(146)	(146)
Other movements								(5)		(6)	(11)	(143)	(154)

Balance at December 31, 2007		2 614 348 911	10 457	15 317	80	211	(74)	(4 183)	6 300	1 747	29 855	4 470	34 325

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF CASH FLOWS (Amounts in millions of euros)

	Note	Year ended December 31, 2007	Year ended December 31, 2006
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		6 300	4 139

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	13-14	8 111	7 833
Impairment of non-current assets	7-13-14	107	105
Impairment of goodwill	7-12	26	2 800
Gain on disposals of assets	8	(769)	(3 079)
Change in other provisions		(945)	(847)
Share of profits (losses) of associates	15	(4)	(24)
Income tax	11	1 330	2 302
Interest income and expense		2 627	3 004
Minority interests	30	519	629
Foreign exchange gains and losses, net		(740)	(796)
Derivatives		756	1 038
Share-based compensation		234	34

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		(250)	1
Decrease/(increase) in trade accounts receivable		121	82
Increase/(decrease) in trade accounts payable		190	(318)

Other changes in working capital requirements
Decrease/(increase) in other receivables		(98)	15
Increase/(decrease) in other payables		331	235

Dividends and interest income received		315	164
Interest paid and interest rates effects on derivatives, net		(2 726)	(2 848)
Income tax paid		(791)	(606)

Net cash provided by operating activities		14 644	13 863

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(7 064)	(7 039)
Increase/(decrease) in amounts due to fixed asset suppliers		125	228
Proceeds from sales of property, plant and equipment and intangible assets	13-14	113	105

Cash paid for investment securities, net of cash acquired
FT Espaňa ISP (Ya.com)	4	(319)	-
Telkom Kenya	4	(270)	-
Purchase of treasury shares by TP SA	4	(185)	-
Amena	4	-	(113)
Orange Moldova	4	(103)	-
Silicomp	4	(96)	-
Voxmobile	4	(80)	-
Other payments for investment securities		(64)	(142)

Proceeds from sales of investment securities, net of cash transferred
PagesJaunes	4	-	2 697
Orange Nederland	4	1 306	-
Tower Participations	8	254	-
Bluebirds	4	110	-
One	15	82	-
Other proceeds from sales of investment securities		56	112

Decrease/(increase) in marketable securities and other long-term assets
Escrow deposit	18-33	(757)	-
Other		11	(539)

Net cash used in investing activities		(6 881)	(4 691)

FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	20	3 122	928
Long-term debt	20	824	585

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	20	(4 001)	(3 895)
Long-term debt	20	(2 430)	(1 997)
Equity portion of hybrid debt	20-30	(16)	(42)

Increase/(decrease) in bank overdrafts and short-term borrowings	20	(906)	(1 117)
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	20	(330)	192
Exchange rates effects on derivatives, net		(99)	(724)
Purchase of treasury shares	30	(214)	(10)
Capital increase	30	140	54
Minority shareholders' contributions	30	50	(50)
Dividends paid to minority shareholders	30	(677)	(593)
Dividends paid by France Telecom SA	30	(3 117)	(2 602)

Net cash used in financing activities		(7 654)	(9 271)

Net change in cash and cash equivalents		109	(99)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(54)	(28)
Cash and cash equivalents at beginning of year		3 970	4 097

Cash and cash equivalents at end of year		4 025	3 970

Additional cash-flow disclosures : see note 31

The accompanying notes are an integral part of the consolidated financial statements

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1 Description of business

The France Telecom Group provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2 Basis of preparation of 2007 financial data

The consolidated financial statements and notes were approved by the Board of Directors at its meeting of February 5, 2008.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2007 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the European Union. Comparative figures are presented for 2006 compiled using the same basis of preparation.

As at December 31, 2007, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the IASB with the exception of the IAS 39 standard, only partially endorsed by the European Union, which has no effect on Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2007 are based on:

-

all standards and interpretations endorsed by the European Union and effective as of December 31, 2007 (see note 2.1);

-

the earlier application of some IFRS standards and interpretations (see note 2.1);

-

the recognition and measurement options proposed by the IFRS standards hereafter:

Standards		Option used
IAS 2	Inventories	Recognition of inventories at their original cost determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits

Recognition of actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method (recognition of a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan)

IAS 23	Borrowing Costs	Recognition as interest expense incurred during the construction and acquisition period of property, plant and equipment and intangible assets
IAS 31	Interests in Joint Ventures	Accounting for using the proportionate consolidation method
IAS 38	Intangible Assets	Measurement at amortized historical cost

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-

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the France Telecom Group) to prepare the opening balance sheet hereafter summarized:

Standards		First-time adoption
IFRS 2	Share-based Payment

Retrospective application of provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002.

Valuation of plans issued prior to December 31, 2003 using a Black & Scholes model

Valuation of new plans issued from January 1, 2004 using a binomial model

IFRS 3	Business Combinations	Non-application of the provisions of this standard for business combinations prior to the transition date Accounting for acquisition of minority interests under the French GAAP accounting treatment
IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were revalued at fair value at the time of the change in the Company's status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity.
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to
January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

-

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8 hereafter:

Topic	Note
Minority interests	2.3.2
Loyalty programs	2.3.5
Waste electrical and electronical equipment	2.3.15
Individual right to training for employees (Droit Individuel à la Formation (DIF))	2.3.16
Employee shareholding plan	2.3.17

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

-

present fairly the Group's financial position, financial performance and cash flows;

-

reflect the economic substance of transactions;

-

are neutral;

-

are prepared on a prudent basis; and

-

are complete in all material respects.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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1.3 Use of estimates

In preparing the Group's accounts, France Telecom's management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at December 31, 2007 may subsequently be changed. The underlying assumptions used for the main estimates are described in the following notes:

Estimate		Nature of information disclosed
Note 4	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, presentation of the key measurement methods and assumptions used to identify intangible assets in business combinations
Note 7	Impairment	Key assumptions used to determine recoverable amounts: models, discount rates, perpetual growth rates
Note 11	Income tax	Assumptions used for recognition of deferred tax assets and consequences of tax laws
Note 26	Employee benefits	Discount rates, inflation, return on plan assets, salary increases
Note 27	Share-based compensation	Model, assumptions underlying the measurement of fair values: share price of underlying on grant date, exercise price, volatility
Note 28	Provisions	Provisions for termination benefits and restructurings: discount rates, plan success rates, etc Provisions for claims and litigation: assumptions underlying risk assessment and measurement

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

NOTE 2 - ACCOUNTING POLICIES

This note describes the accounting principles applied to prepare the 2007 consolidated financial statements.

2.1 New standards and interpretations

•

Standards and interpretations applied by the Group in 2007

Standard / Interpretation		Effect

First-time application of standards and interpretations compulsory since January 1, 2007
Amendment to IAS 1	Presentation of Financial Statements - Capital Disclosures	Related amendment to the notes to the financial statements
IFRS 7	Financial Instruments – Disclosures	Change in presentation of the balance sheet and related amendment to the notes to the financial statements
IFRIC 7	Applying the Restatement Approach under IAS 29 -Financial Reporting in Hyperinflationary Economies	Interpretation without effect on the reported financial statements
IFRIC 8	Scope of IFRS 2	Interpretation without effect on the reported financial statements
IFRIC 9	Reassessment of Embedded Derivatives	Interpretation without effect on the reported financial statements
IFRIC 10	Interim Financial Reporting and Impairment	Interpretation without effect on the reported financial statements

First-time application of standards and interpretations compulsory after December 31, 2007 and with earlier application date chosen by the Group
IFRIC 11	Group and Treasury Share Transactions	Interpretation without effect on the reported financial statements
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	Interpretation without effect on the reported financial statements

IFRS 7 first application led the Group to change the presentation of its financial statements in order to show financial assets and liabilities on the face of its balance sheet classified by IAS 39 category. Hence, the following categories have been reclassified as follows, including the reclassification of accrued interests on the line of corresponding underlying item:

Balance sheet presentation before IFRS 7 application	Balance sheet presentation after IFRS 7 application
Other non-current financial assets and derivatives	Non-current loans and receivables Non-current financial assets at fair value through profit or loss Non-current hedging derivatives assets
Other current financial assets and derivatives	Current loans and other receivables Current financial assets at fair value through profit or loss, excluding cash equivalents Current hedging derivatives assets
Exchangeable or convertible bonds (non-current) Other non-current financial debt and derivatives	Non-current financial liabilities at amortized cost, excluding trade payables Non-current financial liabilities at fair value through profit or loss Non-current hedging derivatives liabilities
Exchangeable or convertible bonds, and other current financial debt and derivatives Accrued interest payable	Current financial liabilities at amortized cost, excluding trade payables Current financial liabilities at fair value through profit or loss Current hedging derivatives liabilities

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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•

Standards and interpretations compulsory after December 31, 2007 with no early application decided by the Group

France Telecom has not opted for early application of the following standards, amendments and interpretations published as at December 31, 2007 (already adopted or in the process of being adopted by the European Union):

-

IFRS 8 « Operating Segments », applicable for financial years beginning after January 1, 2009. The provisions of this standard may affect the structure of segment reporting and the way in which Cash Generating Units (CGUs) are grouped for the purpose of goodwill impairment testing.

-

IAS 1 (revised 2007) «  Presentation of Financial Statements », applicable for financial years beginning after January 1, 2009. This revision changes the structure of the financial statements mostly because changes in shareholders’ equity will be booked only as a consequence of transactions between shareholders (owner changes), other components currently booked in changes in shareholders’ equity would be included in a comprehensive income statement, in connection or not with profit and loss statement.

-

Amendment to IAS 23 « Borrowing Costs », compulsory for financial years beginning after January 1, 2009.  Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset, unlike what has been applied so far by the Group. The revised standard shall be applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009.

-

IFRIC 12 « Service Concession Arrangements », compulsory for financial years beginning after January 1, 2008. This interpretation sets out general principles for recognizing and measuring the obligations and related rights in service concession arrangements. The Group has no material arrangements likely to fall within the scope of application of IFRIC 12 for the reported periods.

-

IFRIC 13 «  Customer Loyalty Programs », compulsory for financial years beginning after July 1, 2008, i.e. as of January 1, 2009 for France Telecom. The Group will apply this interpretation as of January 1, 2008. This interpretation changes the accounting treatment applied by the Group until December 31, 2007 (see note 2.3.5) and will decrease the amount of deferred income relating to loyalty programs awarded. This change in accounting policy will be accounted for under IAS 8 (restatement for each prior period presented).

2.2 Presentation of consolidated financial statements

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Presentation of the income statement

Expenses are presented in the consolidated income statement according to their nature.

Operating income corresponds to net profit before:

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financial income;

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finance costs;

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income taxes (current and deferred taxes);

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net income of discontinued operations or operations held for sale.

The gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement. Assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. This does not affect the presentation of the cash flow statement.

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Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations. Basic earnings per share are calculated by dividing net income for the year attributable to the equity holders of France Telecom S.A. by the average number of shares outstanding during the year. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3 Methods used in the preparation of the consolidated financial statements

2.3.1 Consolidation rules

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity or has power:

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over more than one half of the voting rights of the other entity by virtue of an agreement;

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to govern the financial and operating policies of the other entity under a statute or agreement;

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to appoint or remove the majority of the members of the board of directors or equivalent governing body of the other entity;

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to cast the majority of votes at meetings of the board of directors or equivalent governing body of the other entity.

Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully consolidated subsidiaries that are not wholly owned, indirect minority interests in these subsidiaries are recognized separately in the France Telecom consolidated financial statements.

Companies over which France Telecom exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the balance sheet date.

Material intercompany transactions and balances are eliminated in consolidation.

2.3.2 Minority interests

Accounting of acquisition of minority interests is not addressed by IFRSs. The Group has therefore applied French GAAP accounting treatment, which consists in recognizing goodwill as the difference between the acquisition cost of minority interests and the minority interest share in the net equity, without any purchase price allocation.

The main components of goodwill arising from the acquisition of minority interests are disclosed in note 4.

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Transfer of consolidated shares within the Group resulting in changes in ownership interest

In the absence of specific guidance in IFRSs, the Group applied the following accounting policy to account for intercompany transfers of consolidated shares resulting in changes in ownership interest. The transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the accounts of the acquiring entities. The minority interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

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Acquisition of minority interests in exchange for shares in a consolidated entity

IFRSs do not address the accounting treatment for the transfer by minority shareholders of their interests in a consolidated entity of the Group in exchange for shares of another consolidated entity of the Group, nor do they address the accounting treatment of the resulting decrease in ownership interest. The Group has therefore considered the transfer by the minority shareholders as an acquisition of minority

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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interests and the decrease in ownership interest as a disposal, for which the corresponding net gain or loss is recognized in income as incurred.

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Commitments to purchase minority interests (put options)

Given the current status of IAS 27 "Consolidated and Separate Financial Statements" and IAS 32 "Financial Instruments: Disclosure and Presentation", firm or contingent commitments to purchase minority interest are recognized as a financial debt. In the absence of any guidance on this issue from the International Financial Reporting Interpretations Committee (IFRIC), the Group has opted to book the financial debt against a reduction in minority interests within equity.

Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders' equity attributable to the equity holders of France Telecom S.A.. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding financial debt is adjusted with a contra-entry to financial income or expense.

The effects of commitments to purchase minority interests are disclosed in note 20.

2.3.3 Effect of changes in foreign exchange rates

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Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into euros (France Telecom's presentation currency) as follows:

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assets and liabilities are translated at the year-end rate;

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items in the statement of income are translated at the average rate for the year;

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the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders' equity.

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Transactions in foreign currencies

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

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in operating income for commercial transactions;

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in financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in note 2.3.12. Currency derivatives are recognized in the balance sheet at fair value at each period-end. Gains and losses arising from remeasurement at fair value are recognized:

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in operating income for fair value hedges of commercial transactions;

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in financial income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

The France Telecom Group may hedge the foreign exchange risk arising on the net operating cash flows less purchases of property, plant and equipment and intangible assets of some entities. The impact of these hedges is recorded in the income statement under other operating expense and in the cash flow statement under operating activities.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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2.3.4 Revenues

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 "Revenue":

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Separable components of packaged and bundled offers

Numerous service offers on the Group's main markets include two components: an equipment (e.g. a mobile handset) and a service (e.g. a talk plan).

For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

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Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an equipment – associated to the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

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recognized when the equipment is sold to the end-customer;

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assessed taking into account the Group's best estimate of the retail price, taking account of any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

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Equipment rentals

In accordance with IFRIC 4 "Determining Whether an Arrangement Contains a Lease", equipment for which a right of use is granted is analyzed in accordance with IAS 17 "Leases".

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

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Content sales

The accounting for revenue sharing arrangements and supply depends on the analysis of the facts and circumstances surrounding these transactions. To determine if the revenue must be recognized on a gross or a net basis, an analysis is performed using the following criteria:

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the Group is the primary obligor of the arrangement;

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the Group bears inventory risk;

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the Group has a reasonable latitude in establishing price with the customer for the service;

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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-

the Group has discretion in supplier selection;

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the Group is involved in the determination of service specifications; and

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the Group bears the credit risk.

Therefore, revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc) are recognized:

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gross when the Group has a reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer;

-

net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Similarly, revenues from the sale or supply of content (audio, video, games, etc) via the Group's various communications systems (mobile, PC, TV, fixed line, etc) are recognized:

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gross when the Group is deemed to be the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when the Group bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer;

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net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

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Service revenues

Revenues from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

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Customized contracts

France Telecom offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

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Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancellable period.

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Penalties

All the Group's commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by France Telecom on the order process, the delivery process, and after sales services.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will due based on the non-achievement of contractual terms.

2.3.5 Subscriber acquisition and retention costs, loyalty programs and advertising and related cost

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Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense for the period in which they are incurred.

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Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service. Until December 31, 2007, the Group applied French GAAP in order to account for loyalty programs which are based on opinion 2004-E of CNC’s Comité d’Urgence (Emerging Accounting Issues Committee).

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of the points. Part of the invoiced revenue is allocated to these points based on their fair value taking account of an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contract renewal obligation.

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Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

2.3.6 Borrowing costs

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets.

2.3.7 Share issuance costs

External costs directly related to share issues are deducted from the related premium, net of any tax savings. Other costs are expensed as incurred.

2.3.8 Goodwill

Goodwill represents the excess of the purchase price of shares in consolidated companies, including transaction expenses, over the Group's corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Assets and liabilities acquired are not remeasured at fair value after an additional purchase when control has already been obtained.

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Impairment test and Cash-Generating Units (CGUs)

A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 "Impairment of Assets" requires these tests to be performed at the level of each CGU or groups of CGUs likely to benefit from acquisition-related synergies, within a business or geographical segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes. The allocation of goodwill is disclosed in note 7.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Impairment loss for goodwill is recorded in the income statement as a deduction from operating income and is never reversed subsequently.

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Recoverable amount

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows :

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cash flow projections are based on three to five-year business plans;

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cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

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the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

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Net book value of CGUs and group of CGUs

Net book values of CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

2.3.9 Intangible assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, content rights, patents, development costs and software, are booked at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market value. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally developed trademarks and subscriber bases are not recognized in intangible assets.

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Trademarks

Trademarks have an indefinite useful life and are not amortized but tested for impairment. Finite-lived trademarks are amortized over their expected useful lives.

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Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between three and seven years.

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Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1% of qualifying revenues generated by the second and third generation network) is expensed as incurred.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Content rights

Acquisitions of rights over content (sale, dissemination, broadcast) are recognized as intangible assets when the following two conditions are met:

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the content has been accepted technically;

-

the rights have become valid.

Prior to meeting these conditions, firm purchase commitments are recorded as off-balance sheet items, less any prepayments made, which are recognized as prepaid expenses on non-current assets.

Content rights are amortized over the operating term defined contractually.

Film costs are accounted for as intangible assets at their acquisition cost and amortized using the film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues).

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Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

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Software and research and development costs

Development costs are recognized as an intangible asset when the following conditions are met:

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the intention to complete the intangible asset and use or sell it and the availability of adequate technical and financial resources for this purpose;

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the probability for the intangible asset to generate probable future economic benefits for the Group; and

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the reliable measurement of the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred. The Group's research and development projects mainly concern:

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upgrading the network architecture or functionality;

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developing service platforms aimed at offering new services to the Group's customers.

These projects generally give rise to the development of software that does not form an integral part of the network's tangible assets within the meaning of IAS 38. Development costs recognized as an intangible asset and software are recorded under "Other intangible assets".

Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years. Software is amortized on a straight-line basis over its expected useful life, not to exceed five years.

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Other development costs

Website development costs are capitalized when all of the following conditions are met:

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it is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it;

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the website will generate future economic benefits;

-

the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Website development costs are expensed as incurred or recognized as an intangible asset depending on the phase:

-

initial design costs are expensed as incurred;

-

qualifying development and graphic design costs are recognized as an intangible asset;

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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-

expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and if it can be reliably estimated and attributed to the website.

2.3.10 Property, plant and equipment

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Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset's productivity or prolong its useful life.

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Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Telecom are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Telecom when:

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the lease transfers ownership of the asset to the lessee by the end of the lease term;

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the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

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the lease term is for the major part of the estimated economic life of the leased asset;

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at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

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Indefeasible Rights of Use

Indefeasible Right of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset's economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

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Satellite capacity

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts have been classified as services.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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•

Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset's expected future economic benefits are consumed.

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Depreciation

Property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

2.3.11 Impairment of non-current assets other than goodwill and trademarks

In the case of a decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, assessed by the discounted cash flows method, based on management's best estimate of the set of economic conditions.

The impairment loss recognized is equal to the difference between net book value and recoverable amount.

Given the nature of its assets and activities, most of France Telecom’s individual assets do not generate independent cash flows that are independent of those from CGUs. The recoverable amount is then determined at the level of the CGU to which the asset belongs, except where:

-

the fair value less costs to sell of the individual asset is higher than its book value; or

-

the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

2.3.12 Financial assets and liabilities

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial liability. This calculation includes all fees and points paid or received between parties to the contract.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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•

Recognition and measurement of financial assets

Held-to-maturity assets

These assets are exclusively non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. They are acquired with the intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method.

If there is any objective evidence of impairment for these assets (as for instance: counterparty in financial difficulties, downgrading of its rating, breach of a significant agreement, …), the value of the asset is reviewed at the balance sheet date. A financial asset is impaired when its carrying amount is higher than its recoverable amount assessed during impairment test. Recoverable amount is often determined using discounted cash flow method. The relating impairment loss is recognized in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (QTE Leases). They are recognized and subsequently measured at fair value. Fair value corresponds to market price for listed securities or estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

Temporary changes in value are booked as “ Gains (losses) on financial assets available-for-sale” within equity.

When there is an objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is taken in income.

Loans and receivables

This category mainly includes trade receivables, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at original invoice amount unless any significant impact of the application of an implicit interest rate.

If there is any objective evidence of impairment for these assets, the value of the asset is reviewed at each balance sheet date. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Impairment of trade receivables is based on two methods:

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a statistic method: it depends on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables, with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices). This method is used for Home and Personal Communication Services.

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a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balance sheet positions with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international, local, regional and national authorities) and for Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the intermediate step preceding impairment identification for individual receivable. When information is available (clients under bankruptcy or equivalent judicial proceedings), these receivables are then excluded from the statistic database and individually impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are :

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assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;

-

derivative assets not qualifying for hedge accounting;

-

assets voluntarily classified at inception in this category because:

-

this classification allows to eliminate or significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);

-

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the  Group’s key management personnel;

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the entity decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

France Telecom designates as at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits, mutual funds (OPCVM). These investments can be classified as cash equivalent on balance sheet if they meet the conditions required by the French Securities Regulator (AMF) (assets easily convertible into a determined cash amount and subject to a remote risk of change in value). Otherwise, these assets are classified as financial assets at fair value through profit and loss.

•

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within France Telecom Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. It relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedge).

Compound  instruments

Certain financial instruments comprise both a liability component and an equity component. For the France Telecom Group, they comprise perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs).

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The equity component determined at initial recognition is not subsequently remeasured.

Financial liabilities at fair value through profit or loss

The abovementioned comments relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Recognition and measurement of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Derivatives qualified for hedge accounting are classified as a separate line item on the face of the balance sheet. Other derivatives are classified as financial assets or liabilities at fair value through profit or loss. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Hedging instruments

Derivative instruments may be designated as fair value hedges or cash flow hedges:

-

a fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk – notably interest rate and currency risks – and could affect profit or loss;

-

a cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

Hedge accounting is applicable when:

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at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

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at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

The effects of applying hedge accounting are as follows:

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for fair value hedges of existing assets and liabilities, the hedged portion of asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the gain or loss from remeasuring the hedging instrument at fair value;

-

for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged item affects profit or loss.

The France Telecom Group presents derivative instruments in its financial statements according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

2.3.13 Inventories

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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2.3.14 Deferred taxes

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

-

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

-

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully and proportionally consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

2.3.15 Provisions

A provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group's actions where, by an established pattern of past practice, published policies creating a valid expectation on the part of other parties that it will discharge certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a "contingent liability".

Contingent liabilities correspond to: (i) probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group's control, or (ii) present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability. They are disclosed in the notes to the financial statements.

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Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

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Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. The provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on a risk-free rate of return. The amount of the provision is revised yearly and adjusted where appropriate, with a contra-entry to the asset to which it relates.

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Provisions for the treatment of Waste Electrical and Electronic Equipment

European Directive 2002/96/EC as amended by Directive 2003/108/EC distinguishes the waste of electrical and electronic equipment between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. The Group believes that its obligations principally involve equipment used for its own needs (network equipment, information systems equipment, etc.). In accordance with this Directive, the France Telecom Group has adopted the following principles:

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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obligations relating to collection, treatment and recovery of waste electrical and electronic equipment attached to the professional use and produced before August 13, 2005 are accrued for. The related liability is booked against the recognition of a tangible asset and is valued using an estimated volume to be recycled and an average cost per ton, and discounted as it will be settled at a future date;

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obligations relating to waste of electrical and electronic equipment attached to the private households use before August 13, 2005, as well as those related to waste of electrical and electronic equipment attached to private households and professional use after August 13, 2005 have been considered as immaterial by the Group and have not therefore been accrued for.

2.3.16 Pensions and similar benefits

These benefits are offered under defined contribution and defined benefit plans. The Group's obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

•

Post-employment benefits

Obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted.

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning discount and inflation rate. These assumptions are made at the level of each individual entity, based on its macro-economic environment.

Civil servants' pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plan. France Telecom's obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

Retirement bonuses and other similar benefits

Under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses subsequent to retirement. The amount of these payments depends on their years of service and end-of-career salary.

Benefits other than pensions

France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

•

Other long-term benefits

Other long-term benefits consist mainly of seniority awards in France or similar awards in other countries, and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

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Termination benefits

Early retirement plan in France

France Telecom has set up an early retirement plan for civil servants and contract-based employees in France. These employees, aged 55 and over who have completed at least 25 years' service, were eligible for early retirement until December 31, 2006 at 70% of their salary between the age of 55 and 60. Participants early retired also receive a lump-sum payment which is equal to one year's salary if they have early retired at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

This benefit is accounted for in the same way as lump-sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

•

Individual training rights for employees (Droit Individuel à la Formation - DIF)

The Group has applied French GAAP (opinion 2004-F of CNC's Comité d'urgence (Emerging Accounting Issues Committee)) to account for statutory training rights. Any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is disclosed together with the number of training hours still to be claimed by employees (see note 32.4).

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.3.17 Share-based compensation

The fair value of stock options, employee shareholding plans and bonus shares (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date. The effects of share-based compensation are disclosed in note 27.

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Employee shareholding plan

Following the sale by the State of a portion of France Telecom's capital, preferred subscription rights must be awarded to the Group's current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The Group assumes that the grant date is the date when the main terms of the offer are announced to the employees, in accordance with the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d'Epargne Entreprise - PEE ).

Compensation cost is estimated based on fair value at grant date of the shares awarded. If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data. As no vesting period applies, the amount is expensed directly against equity.

•

Other share-based payments

The award granted to the employees is accounted for as expense against equity and measured at fair value at the grant date.

The value of stock options and bonus shares is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in labour expenses on a straight-line basis over the period between the grant date and the exercise date  (i.e. over the vesting period) against equity for equity-settled plans or against employee benefit liabilities for cash-settled plans.

2.3.18 Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 3 - SEGMENT INFORMATION

France Telecom Group's management structure is based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at country level. Consequently, and in accordance with IAS 14 "Segment Reporting", the Group has defined the following three business segments as its basis for primary segment reporting:

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Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes all the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other foreign companies in the Group;

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Home Communication Services (HCS), covering the fixed telecommunications services activities (fixed telephony, internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of France Telecom Group;

-

Enterprise Communication Services (ECS), covering business communications solutions and services in France and worldwide.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user's gross operating margin. The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the segment results disclosed from one year to another.

Gross operating margin (GOM) is one of the key measures used by France Telecom internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom's management believes that GOM is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IAS 14, paragraph 46, GOM is presented in the analysis by business segment.

GOM is not an explicit measure of financial performance measure under IFRS and may not be comparable to other similarly titled measures for other companies. GOM should not be considered an alternative to operating income as an indicator of France Telecom's operating performance, or an alternative to cash flows from operating activities as a measure of liquidity. GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non-current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM is calculated by excluding i) employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions, ii) depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term and iii) impairment charges, restructuring costs and gain and losses on disposals of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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3.1 Analysis by business segment

3.1.1 Main operating indicators by segment for the year ended December 31, 2007:

Income statement for the year ended December 31, 2007:

	(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
	Revenues	29 119	22 671	7 721	(6 552)	52 959
	- external	28 144	17 548	7 267	-	52 959
	- inter-segment	975	5 123	454	(6 552)	-
	External purchases	(16 296)	(8 497)	(4 912)	6 549	(23 156)
	Other operating incomes (1)	258	1 023	97	(938)	440
	Other operating expenses (1)	(1 640)	(1 480)	(178)	938	(2 360)
Labour expenses	- Wages and employee benefit expenses	(1 464)	(5 918)	(1 385)	-	(8 767)
	Gross operating margin	9 977	7 799	1 343	(3)	19 116
	- Employee profit-sharing	(65)	(268)	(26)	-	(359)
	- Share-based compensation	(18)	(232)	(29)	-	(279)
	Depreciation and amortization	(4 456)	(3 238)	(420)	3	(8 111)
	Impairment of goodwill	-	(26)	-	-	(26)
	Impairment of non-current assets	(8)	(6)	(93)	-	(107)
	Gains (losses) on disposals of assets	-	-	-	769	769
	Restructuring costs	(27)	(153)	(28)	-	(208)
	Share of profits (losses) of associates	4	-	-	-	4
	Operating income					10 799
	- Allocated by segment	5 407	3 876	747	-	10 030
	- Non-allocable	-	-	-	769	769
	Interest expenses, net	-	-	-	(2 521)	(2 521)
	Foreign exchange gains (losses)	-	-	-	(4)	(4)
	Discounting expense	-	-	-	(125)	(125)
	Income tax	-	-	-	(1 330)	(1 330)
	Consolidated net income after tax of continuing operations					6 819
	Consolidated net income after tax of discontinued operations					-
	Consolidated net income after tax					6 819
	Non-cash income and expense items included in operating income allocated by business segment	(4 498)	(2 526)	(498)	-	(7 522)
	Investments in property, plant & equipment and intangible assets
	- excluding telecommunications licenses	3 493	3 080	406	-	6 979
	- telecommunications licenses	85	-	-	-	85
	- financed through finance leases	30	-	14	-	44
	Total investments (2)	3 608	3 080	420	-	7 108

(1)

In 2007, HCS includes the activities which hold the Orange trademark (previously included in the PCS segment)

(2)

Including 1,693 million euros for other intangible assets and 5,415 million euros for property, plant and equipment (see Notes 13 and 14).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Balance sheet at December 31, 2007:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Goodwill	24 931	6 059 (1)	399	-	31 389
Other intangible assets	10 166	6 252 (2)	240	-	16 658
Property, plant and equipment	12 073	15 190	586	-	27 849
Interests in associates	273	3	6	-	282
Other non-current assets	35	5	23	-	63
Non-segment non-current assets (3)	-	-	-	9 847	9 847
Non-current assets					86 088
Inventories	684	342	42	-	1 068
Trade receivables (4)	3 916	5 254	921	(3 535)	6 556
Other current assets	936	1 072	165	(138)	2 035
Prepaid expenses	362	313	81	(83)	673
Non-segment current assets (3)	-	-	-	4 763	4 763
Current assets					15 095
Total assets					101 183
- o/w segment assets	53 376	34 490	2 463	(3 756)	86 573
- o/w non-segment assets	-	-	-	14 610	14 610
Equity					34 325
Non-current trade payables	429	6	-	-	435
Non-current employee benefits	22	429	84	-	535
Non-current provisions	352	1 252	53	-	1 657
Other non-current liabilities	13	857	-	-	870
Non-segment non-current liabilities (3)	-	-	-	35 081	35 081
Non-current liabilities					38 578
Current trade payables	7 652	4 646	826	(3 544)	9 580
Current employee benefits	320	1 247	314	-	1 881
Current provisions	214	1 294	91	-	1 599
Other current liabilities	693	1 104	168	(128)	1 837
Deferred income	1 753	1 428	178	(84)	3 275
Non-segment current liabilities (3)	-	-	-	10 108	10 108
Current liabilities					28 280
Total equity and liabilities
- o/w segment liabilities	11 448	12 263	1 714	(3 756)	21 668
- o/w non-segment liabilities	-	-	-	79 514	79 514

(1)

Goodwill on TP Group is included in the Home segment.

(2)

Includes the Orange trademark for 3,846 million euros.

(3)

Mainly assets and liabilities comprising net financial debt and deferred taxes.

(4)

Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 480 million euros.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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3.1.2 Main operating indicators per segment for the year ended December 31, 2006:

Income statement for the year ended December 31, 2006:

	(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
	Revenues	27,745	22,487	7,652	(6,182)	51,702
	- external	26,770	17,701	7,231	-	51,702
	- inter-segment	975	4,786	421	(6,182)	-
	External purchases	(15,653)	(8,520)	(4,816)	6,180	(22,809)
	Other operating incomes	155	529	122	(333)	473
	Other operating expenses	(1,034)	(1,384)	(150)	333	(2,235)
Labour expenses	- Wages and employee benefit expenses	(1,527)	(5,847)	(1,218)	-	(8,592)
	Gross operating margin	9,686	7,265 (1)	1,590	(2)	18,539
	- Employee profit-sharing	(71)	(252)	(23)	-	(346)
	- Share-based compensation	(13)	(14)	(3)	-	(30)
	Depreciation and amortization	(4,183)	(3,241)	(402)	2	(7,824)
	Impairment of goodwill	(2,525)	(275) (2)	-	-	(2,800)
	Impairment of non-current assets	(31)	(72)	(2)	-	(105)
	Gains (losses) on disposals of assets	-	-	-	97	97
	Restructuring costs	(68)	(474)	(25)	-	(567)
	Share of profits (losses) of associates	-	24	-	-	24
	Operating income					6,988
	- Allocated by segment	2,795	2,961	1,135	-	6,891
	- Non-allocable				97	97
	Interest expenses, net	-	-	-	(3,155)	(3,155)
	Foreign exchange gains (losses)	-	-	-	26	26
	Discounting expense	-	-	-	(122)	(122)
	Income tax	-	-	-	(2,180)	(2,180)
	Consolidated net income after tax of continuing operations					1,557
	Consolidated net income after tax of discontinued operations					3,211 (3)
	Consolidated net income after tax					4,768
	Non-cash income and expense items included in operating income allocated by business segment	(6,691)	(2,823)	(368)	-	(9,892)
	Investments in property, plant & equipment and intangible assets
	- excluding telecommunications licenses	3,581	2,721	430	-	6,732
	- telecommunications licenses (5)	283	-	-	-	283
	- financed through finance leases	20	2	15	-	37
	Total investments (5)	3,884	2,723	445	-	7,052

(1)

Includes a 129 million euro reversal of provisions for post-employment benefits (see Note 6).

(2)

Goodwill on TP Group is included in the Home segment.

(3)

PagesJaunes Group (see Note 4).

(4)

Mainly renewal of Orange France's GSM license.

(5)

Including 1,771 million euros for other intangible assets and 5,281 million euros for property, plant and equipment (see Notes 13 and 14).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Balance sheet at December 31, 2006:

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Goodwill	25,371	5,838 (1)	308	-	31,517
Other intangible assets	16,609 (2)	1,876	228	-	18,713
Property, plant and equipment	12,413	15,144	665	-	28,222
Interests in associates	318	36	6	-	360
Other non-current assets	5	14	20	-	39
Non-segment non-current assets (3)	-	-	-	9,536	9,536
Non-current assets					88,387
Inventories	532	256	56	-	844
Trade receivables (4)	3,861	4,842	873	(2,820)	6,756
Other current assets	850	908	153	(123)	1,788
Prepaid expenses	283	273	66	(42)	580
Non-segment current assets (3)	-	-	-	4,816	4,816
Current assets					14,784
Total assets					103,171
- o/w segment assets	60,242	29,187	2,375	(2,985)	88,819
- o/w non-segment assets	-	-	-	14,352	14,352
Equity				31,638	31,638
Non-current trade payables	488	45	2	-	535
Non-current employee benefits	36	424	74	-	534
Non-current provisions	349	1,748	109	-	2,206
Other non-current liabilities	17	942	-	-	959
Non-segment non-current liabilities (3)	-	-	-	39,812	39,812
Non-current liabilities					44,046
Current trade payables	6,788	4,226	826	(2,825)	9,015
Current employee benefits	293	1,044	269	-	1,606
Current provisions	225	1,480	111	-	1,816
Other current liabilities	911	1,169	149	(119)	2,110
Deferred income	1,589	1,464	164	(40)	3,177
Non-segment current liabilities (3)	-	-	-	9,763	9,763
Current liabilities					27,487
Total equity and liabilities					103,171
- o/w segment liabilities	10,696	12,542	1,704	(2,984)	21,958
- o/w non-segment liabilities	-	-	-	81,213	81,213

(1)

Goodwill on TP Group is included in the Home segment.

(2)

Includes the Orange trademark for 4,201 million euros.

(3)

Mainly assets and liabilities comprising net financial debt and deferred taxes.

(4)

Some trade receivables generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection. Their reallocation would amount to approximately 450 million euros.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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3.2 Analysis by geographic segment

3.2.1 Revenue contribution

	Year ended
(in millions of euros )	December 31, 2007	December 31, 2006
France	27,856	27,454
United Kingdom	6,706	6,464
Poland	4,787	4,755
Spain	3,911	3,835
Rest of Europe	5,479	5,468
Rest of the world	4,220	3,726
Group total	52,959	51,702

3.2.2 Investments in property, plant & equipment and intangible assets (including finance leases and telecommunications licenses)

	Year ended
(in millions of euros )	December 31, 2007	December 31, 2006
France	3,273	3,519
United Kingdom	549	555
Poland	963	770
Spain	627	688
Rest of Europe	719	791
Rest of the world	977	729
Group total	7,108	7,052

3.2.3 Property, plant and equipment and intangible assets, net (excluding goodwill)

	Year ended
(in millions of euros )	December 31, 2007	December 31, 2006
France	15,520	15,711
United Kingdom	11,484	13,018
Poland	7,049	6,802
Spain	4,862	5,200
Rest of Europe	2,773	3,561
Rest of the world	2,819	2,643
Group total	44,507	46,935

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 4 - MAIN ACQUISITIONS AND DISPOSALS OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

YEAR ENDED DECEMBER 31, 2007

Main acquisitions

•

Telkom Kenya

On December 21, 2007, the consortium formed between France Telecom (78.5%) and Alcazar Capital Limited (21.5%) acquired a 51% stake in Telkom Kenya, the historical Kenyan telecoms operator, for a total consideration of 270 million euros. Telkom Kenya, which has 280,000 fixed-line customers, will be granted a new mobile license.

Due to the time required for Telkom Kenya to prepare its financial statements, coupled with the fact that the consortium only recently acquired control, it was not possible for Telkom Kenya's financial statements to be finalized within a timeframe compatible with that of France Telecom. Accordingly, the investment in Telkom Kenya is presented under "Non-consolidated investments" at December 31, 2007 (see Note 16).

•

Ya.com

On July 31, 2007, France Telecom acquired the entire share capital of T-Online Telecommunications Spain (now called FT España ISP) from Deutsche Telekom for a total cash consideration of 150 million euros. FT España ISP is Spain's third broadband operator and trades under the name Ya.com.

Goodwill relating to this transaction amounted to 125 million euros, after recognizing 76 million euros of identified assets acquired and liabilities assumed, mainly subscriber bases (see Note 12). Taking account of the intercompany loans acquired from the former shareholder and the cash acquired, the net cash out is  was 319 million euros.

•

Orange Moldova

On July 2, 2007, France Telecom acquired indirectly, for a cash consideration of 103 million euros, an additional stake in Orange Moldova, bringing its total stake to 94.3%. Goodwill relating to this transaction amounts to 85 million euros.

•

VOXmobile

On July 2, 2007, Mobistar, which is 50.17% owned by France Telecom, acquired 90% of Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. After analysis of the agreements between the parties regarding the remaining 10% interests, France Telecom is deemed to have acquired 100% of VOXmobile's interests. Goodwill relating to the transaction amounts to 71 million euros, after recognizing 11 million euros of identified assets acquired and liabilities assumed.

•

Acquisition of Groupe Silicomp

On January 4, 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris S.A., for a cash consideration of 50 million euros. Groupe Silicomp provides services in consulting, creation of software, development and implementation of network infrastructures. Pursuant to the standing market offer (garantie de cours) launched from February 7 through February 27, 2007 at a price per share equal to the price paid for the controlling block, France Telecom acquired an additional 36.5% stake of Groupe Silicomp for 43 million euros. At December 31, 2007, France Telecom owned 96.1% of the shares. Goodwill relating to the transaction amounted to 70 million euros, after recognizing identified assets acquired and liabilities assumed. Taking account of the cash acquired, the net cash out of the acquisition amounts to 96 million euros.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Main disposals

•

Sale of Orange's Dutch mobile and internet businesses

On October 1, 2007, France Telecom sold its Dutch mobile and internet subsidiaries to Deutsche Telekom for a total of 1,317 million euros, net of disposal costs. The net gain on disposal before tax was 299 million euros (see Note 8). Taking account of the cash sold, the net proceeds amounted to 1,306 million euros.

•

Sale of the shareholding in Bluebirds

Pursuant to the disposal by Bluebirds of its interest in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and disposed of all its interests in Bluebirds in May 2007. The net gain on disposal before tax was 104 million euros (see Notes 8 and 15).

Other changes in the scope of consolidation

•

One

On October 2, 2007, the consortium formed between the investment fund Mid Europa Partners and France Telecom acquired the entire share capital of One GmbH for an enterprise value of 1.4 billion euros. The amount received by France Telecom for the sale of its 17.5% interest in One GmbH and the reimbursement of its shareholder's loan will be partially reinvested in order to obtain an indirect 35% stake in One GmbH.

The proceeds of this transaction amounted to 36 million euros, net of costs (see Notes 8 and 15). The transaction had a net positive effect of 82 million euros on cash flow.

•

Increase of ownership interest in TP Group

During 2007, TP S.A. purchased 2% of its own shares for a total of 185 million euros. France Telecom's ownership interest in TP S.A. therefore rose from 47.5% to 48.6% (see Note 36). Goodwill relating to this transaction amounted to 37 million euros.

YEAR ENDED 31 DECEMBER 2006

Main acquisitions

•

Acquisition of Groupe Diwan shares

In July 2006, France Telecom Group acquired a controlling block of approximately 72% of the capital of Groupe Diwan for a cash consideration of 28.2 million euros. Groupe Diwan, an integration company specializing in systems, networks and telecoms infrastructure management and security, is listed on Alternext stock exchange. In accordance with Alternext rules and the General Regulation of the French stock market regulatory authority (Autorité des Marchés Financiers - AMF), France Telecom Group made a standing market offer (garantie de cours) to Groupe Diwan shareholders at a price per share equal to the price paid by the Group for the controlling block. Subsequently France Telecom Group made a buyout offer for the remaining shares. Pursuant to these transactions, which took place in November and December 2006, France Telecom Group acquired an additional interest of 27.51% for 11 million euros and owns 99.51% of Groupe Diwan. The company has since been delisted.

Goodwill relating to this transaction amounted to 47 million euros.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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•

Acquisition of an additional interest in Jordan Telecommunications Company (JTC)

On April 4, 2006, France Telecom acquired an additional 12% interest in Jitco from Arab Bank for a cash consideration of 60 million euros. Pursuant to this transaction, France Telecom owns 100% of Jitco, holding company of Jordan Telecommunications Company (JTC), the historical telecoms operator in Jordan. Goodwill relating to this transaction amounted to 20 million euros.

On July 5 and November 30, 2006, France Telecom successively acquired 10% and then 1% less one share of JTC, company consolidated using the proportionate consolidation, from the Jordanian government for a cash consideration of 145 million euros. Pursuant to these transactions, France Telecom owns 51% less one share of JTC. By virtue of amendments made to the shareholders' agreement with the Jordanian government, France Telecom controls and therefore fully consolidates JTC from July 5, 2006. Goodwill relating to these two transactions amounted to 85 million euros.

Remeasurement of the assets and liabilities of JTC led to the recognition of trademarks for 14 million euros, licenses for 8 million euros, subscriber bases for 169 million euros and related deferred tax liabilities for 48 million euros (see Note 13).

Including the minority interests, these transactions had a positive effect on equity of 280 million euros, of which 59 million euros on equity attributable to equity holders of France Telecom S.A.

The change in the consolidation method for Jordan Telecommunications Company resulted in an increase in net cash of 137 million euros.

•

Acquisition of an additional interest in Amena and effects of the merger between the Spanish entities

In March 2006, in accordance with the undertakings made in November 2005 upon the acquisition of 79.4% of Auna, France Telecom acquired an additional 0.61% interest in Auna (now France Telecom Operadores de Telecomunicaciones SA (FTOT)) from the minority shareholders for a cash consideration of 49 million euros, raising its shareholding to 80%. In addition, FTOT acquired an additional 1.4% interest in Retevision Movil SA (Amena), for a cash consideration of 106 million euros, raising its shareholding to 99.3%. The additional goodwill arising on these transactions amounted to 92 million euros.

In May and July 2006, France Telecom received 124 million euros pursuant to the purchase price adjustment provisions. These price adjustments were recorded as a deduction from goodwill.

On July 31, 2006, in accordance with the undertakings made in November 2005, FT España, FTOT and Amena merged into FT España. The minority shareholders of FTOT and Amena received shares in FT España in exchange for their interests. After the merger, France Telecom's ownership interest in FT España is 79.29%. As IASs/IFRSs do not specifically address this type of transaction with minority shareholders nor the resulting decrease in ownership interest, France Telecom applied the accounting treatment described in Note 2.3.2. The merger was treated as an acquisition of the minority interests in FTOT and Amena followed by the disposal of 20.71% of FT España. Goodwill arising on the acquisition of the minority interests in FTOT and Amena amounted to 1,126 million euros. The disposal of 20.71% of FT España resulted in a gain of 129 million euros. Due to the preemption right and call option held by France Telecom over these minority interests, the gain was deferred and recorded in "Other non-current liabilities" at December 31, 2006 (see Note 29).

Pursuant to the merger, certain assets recognized in the consolidated financial statements upon the acquisition of Auna in November 2005 became tax deductible. Consequently, the deferred tax liabilities recognized at the time of the acquisition in connection with these assets were reversed, of which 709 million were reversed against goodwill.

Following these transactions, goodwill amounted to 4,840 million euros at December 31, 2006.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Main disposals

•

Disposal of France Telecom Mobile Satellite Communications (FTMSC)

On October 31, 2006, France Telecom sold its entire shareholding in FTMSC to Apax Partners France for an amount of 52 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax amounted to 10 million euros.

•

Disposal of PagesJaunes Group

On October 11, 2006, France Telecom disposed of its 54% shareholding in PagesJaunes Group to Médiannuaire, a subsidiary of Kohlberg Kraus Roberts & Co Ltd (KKR) for an amount of 3,287 million euros net of disposal costs. At December 31, 2006, the gain on disposal before tax amounted to 2,983 million euros. After the repayment of intercompany loans and affets of the cash sold, the net proceeds amounted to 2,697 million euros.

PagesJaunes Group is presented in the financial statements as a discontinued operation. The net result of the operations of PagesJaunes and net gains on disposal are reported under net income of discontinued operations.

The main aggregates comprising net income of discontinued operations for the period year December 31, 2006 are as follows:

(in millions of euros) (1)
Revenues	822
Gross operating margin	361
Operating income	339
Finance costs, net	11
Income tax	(122)
Net income generated by PagesJaunes	228
Gain on disposal of PagesJaunes, before tax	2,983
Tax	-
Gain on disposal of PagesJaunes, after tax	2,983
Net income of discontinued operations	3,211

(1)

Corresponds to the net result of the operations of PagesJaunes until the disposal date.

Net cash flows relating to PagesJaunes for the year ended December 31, 2006 are as follows:

(in millions of euros)
Net cash provided by operating activities	275
Net cash provided by or used in investing activities (1)	2
Net cash used in financing activities	(280)

(1)

Including investments in property, plant & equipment and intangible assets: 24 million euros in 2006 (see Notes 13 and 14).

•

Disposal of Ypso shares

In January 2006, France Telecom disposed of its 20% shareholding in Ypso, a cable network operator, for 44 million euros. The gain on disposal before tax amounted to 84 million euros.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 5 - REVENUES

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Personal Communication Services (a)	29,119	27,745
France	9,998	9,882
United Kingdom	6,217	5,874
Spain	3,404	3,353
Poland	2,133	1,934
Other	7,550	6,920
Intra-segment eliminations	(183)	(218)
Home Communication Services (b)	22,671	22,487
France	17,957	17,657
Poland	2,886	3,048
Other	2,100	2,005
Intra-segment eliminations	(272)	(223)
Enterprise Communication Services (c)	7,721	7,652
Business network legacy	3,648	4,063
Advanced business network	1,964	1,879
Extended business services	1,139	836
Other business services	970	874
Inter-segment eliminations d)	(6,552)	(6,182)
Total (a) + (b) + (c) + (d)	52,959	51,702

France Telecom generates substantially all of its revenues from services.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 6 - OPERATING INCOME AND EXPENSE

6.1 Labour expenses

		Year ended
(in millions of euros )		December 31, 2007	December 31, 2006
Average number of employees (1) (full time equivalents) (unaudited)		183,799	189,028
Wages and employee benefit expenses		(8,767)	(8,592)
o/w	- Wages and salaries	(6,518)	(6,460)
	- Social security charges	(2,170)	(2,157)
	- Capitalized labour expenses (2)	575	547
	- Other labour expenses (3)	(654)	(522)
Employee profit sharing		(359)	(346)
Share-based compensation (4)		(279)	(30)
o/w	- Free Share Award plan	(149)	-
	- Employee Shareholding Plan	(107)	-
	- Stock option plans	(23)	(30)
Total labour expenses		(9,405)	(8,968)

(1)

Of whom approximately 38.2% are French civil servants at December 31, 2007.

(2)

Capitalized labour expenses correspond to labour expenses included in the cost of assets produced by the Group.

(3)

Other labour expenses comprise other short-term allowances and benefits and payroll taxes.

(4)

See Note 27.

6.2 External purchases

Commercial expenses include (i) purchases of handsets and other products sold, (ii) retail fees and commissions, and advertising, promotional, sponsoring and rebranding costs.

Other external purchases include overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT costs, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Commercial expenses (1)	(8,082)	(7,780)
Service fees and inter-operator costs	(7,895)	(8,053)
Other external purchases	(7,179)	(6,976)
Total external purchases	(23,156)	(22,809)

(1)

Advertising, promotional, sponsoring and rebranding costs amounted to (1,258) million euros at December 31, 2007, and (1,305) million euros at December 31, 2006.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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6.3 Other operating income

Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables written off, income from universal service, income relating to damage to lines, and penalties and reimbursements received.

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Total other operating income	440	473

6.4 Other operating expense

Other expenses and changes in provisions mainly comprise costs, additions to and reversals from utilized and surplus provisions associated with penalties, litigation, royalties and patents, and universal service expenses.

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Taxes other than income tax (1)	(1,663)	(1,586)
Impairment and losses on trade receivables (2)	(382)	(316)
Other expenses and changes in provisions (3)	(315)	(333)
Total other operating expense	(2,360)	(2,235)

(1)

Including business tax for an amount of (972) million euros at December 31, 2007 and (1,047) million euros at December 31, 2006.

(2)

Including (379) million euros of trade receivables written off at December 31, 2007 and (466) million euros at December 31, 2006.

(3)

In 2006, this item included a 129 million euro reversal of provisions for post-employment benefits (see Notes 3 and 26). Before the transfer of responsibility for social welfare and cultural benefits to France Telecom's Works Council, some post-employments benefits were managed directly by the company and had been provisioned in accordance with IAS 19. France Telecom believes that the transfer has extinguished its legal and constructive obligations in respect of these benefits and in the second half of 2006 therefore reversed the 129 million euro provision previously taken.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 7 - IMPAIRMENT

Impairment tests are carried out annually, or when indicators show that assets may be impaired. This note describes the impairment tests carried out for 2006 and 2007.

7.1 Definition of CGUs and groups of CGUs

Definition of cash-generating units (CGUs)

At December 31, 2007, the France Telecom Group had 37 main CGUs, generally corresponding to an operation in a particular country. The CGUs break down as follows by primary business segment:

	Year ended
	December 31, 2007	December 31, 2006
Personal Communication Services (1)	24	21
Home Communication Services (2)	10	10
Enterprise Communication Services (3)	3	2
Total	37	33

(1)

In 2007, mainly the sale of the Dutch businesses, the acquisition of VOXmobile in Luxembourg and the launch of mobile activities in Africa.

(2)

In 2007, the sale of the Dutch businesses and acquisition of FT España ISP (Ya.com).

(3)

The new CGU in the Enterprise Communication Services sector corresponds to the acquisition in 2007 of Groupe Silicomp.

Level of goodwill impairment testing

In accordance with the accounting policies described in Note 2.3.8, the main groups of CGUs used by France Telecom are the two CGUs representing the fixed-line and mobile businesses in Poland, the two CGUs representing the fixed-line and mobile businesses in Senegal, the two CGUs representing the fixed-line and mobile business in Jordan and the two CGUs representing the fixed-line and mobile businesses in Mauritius.

Other items of goodwill are tested at the level of each CGU, which is generally either the fixed-line or mobile business in each country. Due to its recent acquisition, FT España ISP (Ya.com) has been tested separately from France Telecom's other fixed-line activities in Spain.

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At December 31, 2007, the main items of goodwill and intangible assets with an indefinite useful life included in the net book values of the CGUs or groups of CGUs tested were:

(in millions of euros)	Goodwill (net book value)	Intangible assets with an indefinite useful life (1)
Personal - France	12,873	-
Personal - Spain	4,657	-
Personal - Romania	1,806	-
Personal - UK	1,538	-
Personal - Belgium	934	-
Personal - Slovakia	723	-
Personal - Switzerland	603	-
Home - France	2,142	-
Home - UK	298	-
Home - Spain	249	-
Poland (Personal and Home)	3,003	222
ECS	400	-
Other	2,163	3,868
Total	31,389	4,090

(1)

Intangible assets with an indefinite useful life mainly comprise the Orange and TP trademarks recognized in the France Telecom Group's consolidated balance sheet (see Note 13).

7.2 Key assumptions used to determine recoverable amounts of the main CGUs and groups of CGUs

Basis for calculating recoverable amounts:

See Note 2.3.8.

Key assumptions used to determine recoverable amounts

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar in nature. They include:

-

market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

-

the level of investment spends, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

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Other assumptions which influence the estimation of recoverable amounts are:

At December 31, 2007:

Main CGUs and groups of CGUs	Personal - France	Personal - UK	Personal - Spain	Home - France	ECS excluding Globecast	Poland - Home and Personal
Basis of recoverable amount	Fair value	Fair value	Value in use	Fair value	Value in use	Value in use
Source used	5-year plans	Plan	5-year plans	5-year plans	5-year plans	5-year plans
	Discounted cash flow	EBITDA multiples	Discounted cash flow	Discounted cash flow	Discounted cash flow	Discounted cash flow
Growth rate to perpetuity	1.0%	n/a	2.0%	0.0%	0.0%	0.0% - 3.0%
Post-tax discount rate (1)	7.7%	n/a	8.25%	7.7%	8.50%	11.0%

(1)

The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Personal - Spain: 10.7%; Enterprise excluding Globecast: 14.0%; Home - Poland: 13.5%; Personal - Poland: 13.1%.

At December 31, 2006:

Main CGUs and groups of CGUs	Personal - France	Personal - UK	Personal - Spain	Home - France	ECS excluding Globecast	Poland - Home and Personal
Basis of recoverable amount	Fair value	Value in use	Value in use	Fair value	Fair value	Value in use
Source used	5-year plans	5-year plans	5-year plans	Plan	Plan	5-year plans
	Discounted cash flow	Discounted cash flow	Discounted cash flow	EBITDA multiples	EBITDA multiples	Discounted cash flow
Growth rate to perpetuity	1.0%	2.0%	2.0%	N/A	N/A	0.0% - 3.0%
Post-tax discount rate (1)	8.5%	9.0%	8.5%	N/A	N/A	11.3%

(1)

The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Personal - United Kingdom: 11.7%; Personal - Spain: 11.3%; Home - Poland: 11.7%; Personal - Poland: 11.6%.

Sensitivity of recoverable amounts

At December 31, 2007, among the main CGUs or groups of CGUs listed above:

-

For Personal - France, Home - France and Enterprise excluding Globecast, the Group considers it improbable that there will be a change in valuation parameters that would bring the recoverable amount into line with the book value;

-

For Personal - UK, a decrease of a quarter of EBITDA multiples would bring the value in use into line with the book value;

-

For Personal - Spain, a 1.7 point increase in the discount rate assumption or a 2.2 point decrease in the growth rate to perpetuity assumption would bring the value in use in line with the book value;

-

For Personal and Home - Poland, a 0.6 point increase in the discount rate assumption or a 0.8 point decrease in the growth rate to perpetuity assumption would bring the value in use into line with the book value.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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7.3 Impairment, net of reversals

	Year ended
(in millions of euros)	December 31, 2007			December 31, 2006
	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life
Personal - UK				(2,350) (1)
Personal - Netherlands				(175) (1)
Poland (Personal and Home)				(275) (2)	(21)
Other	(26)	(77)	(30)		(70)	(14)
Total	(26)	(77)	(30)	(2,800)	(91)	(14)

(1)

Until June 30, 2006, goodwill on the Personal operations which formed part of the sub-group headed by Orange SA in 2000, were tested at the level of that group. Within the Personal operations, return on investment is now monitored on a country basis, which has changed the level at which goodwill is tested for impairment. In accordance with the principles set out in Note 2.3.8, the goodwill on the former Orange sub-group has been reallocated to each of the constituent CGUs. The allocation was made in proportion to the fair values of each CGU as of November 30, 2006, the date on which the impairment test was carried out.

The allocation of goodwill on the former Orange sub-group has significantly increased the net book value of the assets of Personal Communication Services in the United Kingdom, which led to the recognition of a (2,350) million euros impairment loss in 2006. The impairment loss booked against the Personal - Netherlands CGU stems from the same source.

(2)

For Poland, the impairment loss booked in 2006 was based on the business plan prepared by the company's management and stems from an increase in the discount rate to 11.3% (against 9.5% for Home and 10.5% for Personal previously), to take account of the uncertainty generated by the local regulatory environment. Long-term growth rates remain unchanged (0% for Home and 3% for Personal).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 8 - GAINS AND LOSSES ON DISPOSALS OF ASSETS

The main disposals are set out in Note 4.

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Tower Participations (see below)	307	-
Orange's Dutch mobile and internet businesses	299	-
Bluebirds	104	-
One	36	-
Cable activities	-	84
Dilution impacts	-	25
Other (1)	23	(12)
Total	769	97

(1)

Includes impairment losses on securities and receivables relating to non-consolidated companies and sales of tangible and antangible fixed assests.

Tower Participations (TDF)

In January 2007, France Telecom's former co-shareholders in Tower Participations sold their shareholding in this company. In accordance with the terms of the agreement to share net capital gains entered into in 2002 at the time of the disposal of TDF to Tower Participations and amended in 2005 when France Telecom sold its shareholding, France Telecom received an additional consideration of 254 million euros. In addition, the gain that was deferred in 2005 in the amount of 53 million euros due to the risk of a repayment pursuant to the agreement has been recognized in 2007.

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This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 9 - RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Public service secondment costs	(66)	(47)
Early retirement plan (1)	19	(280)
Contributions to the Works' Committee in respect of early retirement plans	-	(13)
Other restructuring costs(2)	(161)	(227)
Total	(208)	(567)

(1)

Impact of revising the discount rate.

(2)

See Note 28.

Disclaimer

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NOTE 10 - FINANCE COSTS, NET

(in millions of euros)	Year ended December 31, 2007
	Finance costs, net				Operating income		Equity
	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expense		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	5	(6)	-		-	-	(38)
Loans and receivables	48	(445)	-		(28)	(286) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	257	-	-		-	-	-
Liabilities at amortized cost (1)	(2,766)	1,177	(64) (2)		29	(2)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	(32) (3)		-	-	-
Derivatives	31	(730)	-		(7)	-	319
Total	(2,425)	(4)	(96)	(2,525)	(6)	(288)	281
Discounting expense				(125)
Finance costs, net				(2,650)

(1)

Including the change in fair value of hedged liabilities.

(2)

Redemptions of perpetual bonds redeemable for shares (TDIRA) for (64) million euros.

(3)

Change in fair value of the commitment to buy out the minority interests in Orange Madagascar for (32) million euros.

(4)

Mainly receivables written off for (379) million euros and sundry interests on receivables for 96 million euros.

At December 31, 2007, net finance costs includes financial income for 304 million euros, from which 196 million euros generated by France Telecom S.A.

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(in millions of euros)	Year ended December 31, 2006
	Finance costs, net				Operating income		Equity
	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expense		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	5	(8)	-		-	-	(5)
Loans and receivables	76	127	-		3	(232) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	99	-	-		-	-	-
Liabilities at amortized cost (1)	(2,773)	678	(296) (2)		(4)	-	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	(6)		-	-	-
Derivatives	(32)	(771)	(228) (3)		3	-	104
Total	(2,625)	26	(530)	(3,129)	2	(232)	99
Discounting expense				(122)
Finance costs, net				(3,251)

(1)

Including the change in fair value of hedged liabilities.

(2)

Mainly the change in fair value of a bond issue for (189) million euros and the redemption of perpetual bonds redeemable for shares (TDIRA) for (103) million euros.

(3)

Mainly the change in fair value of the price guarantee given to the minority shareholders of FT España for (258) million euros (see Notes 20 and 32).

(4)

Mainly receivables written off for (466) million euros, net provision reversals for 150 million euros and sundry interests on receivables for 84 million euros.

At December 31, 2006, net finance costs included financial income for 164 million euros, from which 51 million euros generated by France Telecom S.A.

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NOTE 11 - INCOME TAX

11.1

France Telecom Group tax proof

Income tax for 2007 is based on the application of the effective tax rate on pre-tax profit for the year ended December 31, 2007. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2007 and thereafter.

The reconciliation between effective income tax expense on continuing operations and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Net income of continuing operations before tax	8,149	3,737
Impairment of goodwill	26	2,800
Net income of continuing operations before tax and impairment of goodwill	8,175	6,537
Statutory income tax rate	34.43%	34.43%
Theoretical tax	(2,815)	(2,250)
Share of profits (losses) of associates	1	8
Recognition of share-based compensation	(30)	(12)
Recognition (derecognition) of tax losses	809	136
Difference in tax rates	283	233
Change in local tax rate	84	(271)
Capital gains and losses of equity investments not taxable at the statutory tax rate	283	14
Price guarantee granted to the minority shareholders of FT España (see Note 32)	-	(89)
Other	55	51
Effective tax	(1,330)	(2,180)

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11.2 Income tax benefit/(charge)

The income tax split between the tax consolidation groups and the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
France tax group	(499)	(1,280)
- Current taxes	3	(22)
- Deferred taxes	(502)	(1,258)
UK tax group	110	74
- Current taxes	(3)	37
- Deferred taxes	113	37
Spain	(494)	(327)
- Current taxes	22	(3)
- Deferred taxes	(516)	(324)
TP Group	(147)	(102)
- Current taxes	(174)	(156)
- Deferred taxes	27	54
Other subsidiaries	(300)	(545)
- Current taxes	(457)	(447)
- Deferred taxes	157	(98)
Income tax	(1,330)	(2,180)
- Current taxes	(609)	(591)
- Deferred taxes	(721)	(1,589)

At each period end, France Telecom reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

-

Entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

-

Entities have not yet begun to use the tax loss carryforwards;

-

Entities do not expect to use the losses within the timeframe allowed by tax regulations;

-

Tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

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France tax consolidation group

The deferred tax charge in 2007 for the France tax consolidation group mainly consists of:

-

Use of tax loss carryforwards amounting to (2,172) million euros.

-

Recognition of deferred tax assets over the period amounting to 1,573 million euros due to a reassessment of their recoverability.

In 2006, the deferred tax change for the France tax consolidation group also included the use of tax loss carryforwards for an amount of (1,465) million euros and, to a lesser extent, a reassessment of the recoverability horizon for an amount of 416 million euros.

France Telecom and its main French subsidiaries were subject to audit by the French tax authorities for the financial years 2000 to 2004 inclusive, except for the entities of the former Orange tax consolidation group, which were subject to audit for the financial years 2002 to 2003 inclusive.

 These audits have been completed and the tax adjustments which were accepted did not have a material impact on France Telecom's 2007 financial statements. As regards the tax adjustments which were contested, the companies concerned have made their comments and are awaiting a final decision by the tax authorities.

At the end of the year, the French tax authorities began a new audit on Orange France SA for the financial years 2004 and 2005.

UK tax group

The change of income tax rate in the United Kingdom led to an 84 million euros increase in deferred tax income of the period.

Spain

At December 31, 2007, a deferred tax expense of (516) million euros was recognized following a reassessment of the recoverability horizon. At December 31, 2006, the tax charge mainly comprised the effect of a decrease in the corporate income tax rate for (271) million euros.

Members of the former Auna tax consolidation group were subject to audit by the tax authorities for the financial years 2000 to 2002. The audit was completed in 2007 with no adverse financial impact for FT Espaňa.

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11.3 Balance sheet tax position

	Year ended
(in millions of euros)	December 31, 2007			December 31, 2006
	Assets	Liabilities	Net	Net
France tax group
- Current taxes	51	23	28	161 (1)
- Deferred taxes	6,100	-	6,100	6,667
UK tax group
- Current taxes	-	8	(8)	27
- Deferred taxes	-	1,322	(1,322)	(1,567)
Spain
- Current taxes	-	-	-	1
- Deferred taxes	953	-	953	1,468
TP Group
- Current taxes	14	4	10	(119)
- Deferred taxes	28	-	28	4
Other subsidiaries
- Current taxes	46	296	(250)	(289)
- Deferred taxes	192	118	74	(71)
Net balance sheet income tax
- Current taxes	111	331	(220)	(219)
- Deferred taxes	7,273	1,440	5,833	6,501

(1)

Including 139 million euros in respect of the 2001 carryback which matures in 2007.

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The balance sheet tax position by class of temporary difference breaks down as follows:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
	Net	Net
Provisions for early retirement plans	618	887
Property, plant and equipment and intangible assets (1)	(881)	(1,229)
Tax loss carryforwards	5,408	6,347
Other differences	688	496
Net deferred taxes - France Telecom Group	5,833	6,501

(1)

In 2006, following the merger of FT España, FTOT and Amena, certain assets recognized upon allocation of the Amena purchase cost became partially tax deductible.

At December 31, 2007, unrecognized deferred tax assets for France Telecom Group amounted to 4.8 billion euros (6.4 billion euros in 2006), including 1.6 billion euros in France and 1.5 billion euros in Spain. The remaining balance of 1.7 billion euros mainly comprises tax loss carryforwards in other jurisdictions, which have not been recognized in the consolidated financial statements as it is not probable that future taxable profit will be available in a foreseeable future  to offset them.

11.4 Changes in Group net deferred taxes

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance (balance sheet asset position)	6,501	7,300
Changes in the scope of consolidation (1)	(11)	(60)
Recognition in net income of continuing operations	(721)	(1,589)
Recognition in net income of discontinued operations	0	(9)
Recognition in equity	(106)	(13)
Translation adjustments and other items (2)	170	872
Closing balance (balance sheet asset position)	5,833	6,501

(1)

In 2006, this item included (48) million euros in respect of the Jordanian companies, corresponding to the effect of remeasuring assets and liabilities following the change in consolidation method.

(2)

In 2006, this item included the derecognition of a deferred tax liability for an amount of 893 million euros by offset against goodwill for an amount of 709 million euros (see Note 4) and against minority interests for an amount of 184 million euros, following the merger between FT España, FTOT and Amena.

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NOTE 12 - GOODWILL

	Year ended
(in millions of euros)	December 31, 2007			December 31, 2006
	Cost	Accumulated impairment losses	Net	Net
PCS	27,092	(2,161)	24,931	25,370
HCS (1)	6,401	(342)	6,059	5,839
ECS	1,041	(642)	399	308
Total	34,534	(3,145)	31,389	31,517

(1)

Goodwill on TP Group is included in the Home segment. It is tested for impairment at the level of the "Poland Group" of CGUs (see Note 7).

Movements in the net book value of goodwill are as follows:

	Yearended
(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	31,517	33,726
Acquisitions (1)	436	565
Disposals (2)	(334)	(248)
Impairment (3)	(26)	(2,800)
Translation adjustment (4)	(79)	265
Reclassifications and other items (5)	(125)	9
Closing balance	31,389	31,517

(1)

See Note 4. Including, in 2007, FT España ISP (Ya.com) for 125 million euros, Orange Moldova for 85 million euros, VOXmobile for 71 million euros and Groupe Silicomp for 70 million euros. Including, in 2006, FT España for 386 million euros and JTC for 104 million euros.

(2)

See Note 4. In 2007, (334) million euros relating to the sale of Orange's Dutch mobile and internet businesses. Including, in 2006, (237) million euros relating to the sale of PagesJaunes Group.

(3)

See Note 7.

(4)

In 2006, this item mainly related to Orange in the United Kingdom for 272 million euros.

(5)

In 2007, (184) million euros of remeasurement relating to the merger of the Spanish entities in 2006.

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NOTE 13 - OTHER INTANGIBLE ASSETS

	Year ended
	December 31, 2007				December 31, 2006
(in millions of euros)	Cost	Accumulated depreciation	Impairment	Net	Net
Telecommunications licenses (1)	9,707	(2,535)	-	7,172	8,458
Trademarks	4,794	-	(704)	4,090 (2)	4,423
Subscriber bases	6,182	(4,507)	(4)	1,671 (3)	2,137
Software	8,573	(5,100)	(31)	3,442	3,471
Other	1,321	(857)	(181)	283	224
Total	30,577	12,999	(920)	16,658	18,713

(1)

See below.

(2)

Including, at December 31, 2007, the Orange trademark for 3,846 million euros and the TP trademark for 222 million euros.

(3)

Including, in 2007, FT España for 1,337 million euros, Sonatel for 136 million euros and the Jordanian entities for 112 million euros.

Movements in the net book values of other intangible assets were as follows:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	18,713	18,865
Acquisitions of intangible assets (1)(2)	1,693	1,790
Impact of changes in the scope of consolidation (3)	(220)	179
Disposals	(10)	(13)
Depreciation and amortization on continuing operations (4)	(2,532)	(2,372)
Depreciation and amortization on discontinued operations	-	(5)
Impairment	(37)	(63)
Translation adjustment (5)	(801)	209
Reclassifications and other items	(148)	123
Closing balance	16,658	18,713

(1)

In 2007, this item mainly relates to software for an amount of 1,477 million euros. In 2006, it mainly relates to software for an amount of 1,393 million euros and licenses for an amount of 283 million euros.

(2)

Including discontinued operations for an amount of 19 million euros at December 31, 2006 (see Note 4).

(3)

In 2007, this item mainly relates to the sale of the Dutch businesses for an amount of (374) million euros and the acquisition of FT España ISP (Ya.com) for an amount of 92 million euros. In 2006, it mainly related to the Jordanian companies for an amount of 206 million euros.

(4)

In 2007, this item mainly relates to telecommunications licenses for an amount of (624) million euros and subscriber bases for an amount of (531) million euros ((623) million euros and (466) million euros respectively in 2006).

(5)

In 2007, this item relates mainly to Orange UK for an amount of (828) million euros (152 million euros in 2006).

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Details of the Group's principal intangible assets (telecommunications licenses) at December 31, 2007

France Telecom's commitments under licenses awarded are disclosed in Note 32.

(in millions of euros)	Cost	Net	Residual useful life (1)
GSM	732	374	7.7
UMTS	5,586	4,385	13.9
United Kingdom	6,318	4,759
GSM	188	171	12.2
UMTS	639	534	12.2
Spain	827	705
GSM	281	248	13.3
UMTS	629	498	13.6
France	910	746
GSM (2 licenses)	169	42	5.8 - 6.7
UMTS	454	399	14.9
Poland	623	441
Other (2)	1,029	521
Total telecommunications licenses	9,706	7,172

(1)

In number of years at December 31, 2007.

(2)

This item mainly relates to licenses in Belgium and Egypt.

Capitalized expenditure during 2007:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
	Net	Net
External purchases	463	395
Labour expenses	317	233
Other	-	7
Total	780	635

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NOTE 14 - PROPERTY, PLANT AND EQUIPMENT

	Year ended
(in millions of euros)	December 31, 2007				December 31, 2006
	Cost	Accumulated depreciation	Impairment	Net	Net
Land and buildings	6,423	(2,868)	(457)	3,098	3,193
Networks and terminals	73,988	(50,754)	(232)	23,002	23,529
IT equipment	4,060	(2,905)	(6)	1,149	981
Other	1,751	(1,086)	(65)	600	519
Total	86,222	(57,613)	(760)	27,849	28,222

Movements in the net book value of property, plant and equipment can be analyzed as follows:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	28,222	28,570
Acquisitions of property, plant and equipment (1) and (2)	5,415	5,286
Impact of changes in the scope of consolidation (3)	(290)	148
Disposals and retirements	(82)	(106)
Depreciation and amortization on continuing operations (4)	(5,579)	(5,452)
Depreciation and amortization on discontinued operations	-	(4)
Impairment	(70)	(42)
Translation adjustment	16	(74)
Reclassifications and other items	217	(104)
Closing balance	27,849	28,222

(1)

In 2007, this item relates mainly to networks and terminals for an amount of 4,481 million euros (4,452 million euros in 2006).

(2)

Including 44 million euros acquired under finance leases at December 31, 2007 (37 million euros at December 31, 2006). Including discontinued operations for an amount of 5 million euros at December 31, 2006 (see Note 4)

(3)

In 2007, this item relates to the sale of the Dutch businesses for an amount of (418) million euros and the acquisition of FT España (Ya.com) for an amount of 97 million euros. In 2006, it mainly related to the Jordanian companies for an amount of 174 million euros.

(4)

In 2007, this item mainly relates to networks and terminals for an amount of (4,834) million euros ((4,658) million euros in 2006).

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Property, plant and equipment held under finance leases:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
	Net	Net
Land and buildings	195	208
Networks and terminals	363	400
IT equipment	15	19
Total	573	627

Capitalized expenditure during 2007:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
	Net	Net
External purchases	691	731
Labour expenses	258	313
Other	64	19
Total	1,013	1,063

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NOTE 15 - INTERESTS IN ASSOCIATES

15.1 Interests in associates

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	360	321
Dividends	(1)	(4)
Share of profits (losses)	4	24
Impact of change in scope of consolidation	(46)	33
Disposals of securities (1)	(35)	(1)
Translation adjustments	-	-
Reclassifications and other items	-	(13)
Closing balance	282	360

(1)

Including, in 2007, Bluebirds for an amount of (27) million euros (see Note 4).

The net book values of France Telecom's interests in associates are as follows:

		Year ended
Company (in millions of euros)	Main activity	% interest December 31, 2007	December 31, 2007	December 31, 2006
BlueBirds Participations France	Holding vehicle for an indirect interest in Eutelsat Communications	-	-	26
Sonaecom	Telephone operator in Portugal	19.2	273	273
One (1)	Telephone operator in Austria	35.0	-	42
Other			9	19
Total			282	360

(1)

See Note 4. France Telecom has not made any commitment to acquire additional shares in One and the Group's holding has therefore been assigned a nil book value.

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15.2 One

The table below shows the main financial aggregates for the new One group, which has been accounted for using the equity method since the acquisition date (3 months, unaudited data):

Year ended
(in millions of euros)	December 31, 2007
Revenues	164
Operating income	(13)
Net income for the period	(69)
Total assets	1,673
Equity	239
Non-current financial liabilities	1,186

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NOTE 16 - ASSETS AVAILABLE FOR SALE

		Year ended
(in millions of euros)		December 31, 2007	December 31, 2006
	% interest	Fair value	Fair value
Telkom Kenya (1)	51%	244	-
Bull SA (2) and other instruments	10%	37	59
Mobilcom (3)	1%	10	15
Investment funds (3)	-	65	54
Other companies	-	45	50
Total non-consolidated investments		401	178
Deposits relating to in-substance defeasance and cross-border lease operations (QTE leases) (4)	-	105	106
Other financial assets at fair value (5)	-	12	54
Total assets available for sale		518	338

(1)

See Note 4.

(2)

Listed company.

(3)

Principally in research and development.

(4)

In 2007, this item includes 30 million and 75 million euros relating to, respectively, Orange Switzerland and France Telecom S.A. QTE leases. Deposits arising on specific transactions offset part of the related gross debt. These deposits are included in the calculation of net financial debt (see Notes 20 and 32).

(5)

Assets available for sale include marketable securities and investments held for over one year.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	338	263
Change in fair value (1)	(38)	(5)
Other changes (2)	218	80
Closing balance	518	338

(1)

Recorded under equity in the assets available for sale reserve (see Note 30).

(2)

Including, in 2007, Telkom Kenya for an amount of 244 million euros.

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NOTE 17 - OTHER ASSETS AND PREPAID EXPENSES

17.1 Other assets

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
VAT receivables	1,266	1,223
Other tax receivables	52	56
Employee and payroll-related receivables	42	29
Employee shareholding plans	-	53
Advances and downpayments relating to non-current assets (1)	245	52
Other	493	414
Total other assets	2,098	1,827
o/w other non-current assets	63	39
o/w other current assets	2,035	1,788

(1)

Including, in 2007, 145 million euros relating to the purchase of buildings.

17.2 Prepaid expenses

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Prepaid external purchases	573	513
Other prepaid operating expenses	100	67
Total	673	580

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NOTE 18 - LOANS AND RECEIVABLES

		Year ended
(in millions of euros)	Note	December 31, 2007			December 31, 2006
		Cost	Provisions	Net	Net
Trade receivables	18.1	7,679	(1,123)	6,556	6,756
Cash	20	1,303	-	1,303	1,275
Loans and other receivables	18.2	2,174	(133)	2,041	920
Loans and receivables		11,156	(1,256)	9,900	8,951

18.1 Trade receivables

The table below provides an analysis of the change in impairment provisions for trade receivables :

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	(1,136)	(1,264)
Change in provisions for impairment in value	(3)	150
Translation adjustment	15	11
Reclassifications and other items	1	(33)
Closing balance	(1,123)	(1,136)

379 million euros of trade receivables were written off at December 31, 2007 (466 million euros at December 31, 2006).

Trade receivables, net break down as follows :

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Trade receivables depreciated according to their age Trade receivables depreciated according to other criteria (1)	1,935 988	2,108 1,065
Net trade receivables past due but not provisioned	2,923	3,173
Not yet due	3,633	3,583
Trade receivables, net	6,556	6,756

(1)

For these receivables, the impairment estimation is based on criteria other than age (individual impairment method). Accordingly, it is not meaningful to provide an aged balance of receivables past due but not provisioned.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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 The following table provides an aging balance of trade receivables past due and which are depreciated according to their age but not provisioned:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Past due – under 180 days	1,591	1,657
Past due – 180 to 360 days	143	194
Past due – over 360 days	201	257
Total trade receivables past due and depreciated according to their age but not provisioned	1,935	2,108

France Telecom consolidates securitized receivables in an amount of 1.1 billion euros with a corresponding liability of 1.1 billion euros. As France Telecom retains the risks inherent in the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met and the assets are therefore retained on the balance sheet.

18.2 Loans and other receivables

	Year ended
(in millions of euros)	December 31, 2007			December 31, 2006
	Cost	Provisions	Net	Net
Cash deposits (1)	788	-	788	459
Escrow deposit (2)	760	-	760	-
Deposits relating to in-substance defeasance and cross-border leases (QTE leases) (3)	91	-	91	96
Receivables from non-consolidated companies and current accounts	70	(1)	69	41
Other (4)	465	(132)	333	324
Total loans and other receivables	2,174	(133)	2,041	920
o/w current loans and other receivables	82	(1)	81	53
o/w non-current loans and other receivables	2,092	(132)	1,960	867

(1)

See Note 20.3.

(2)

Including 3 million euros of accrued interests. See Note 33.

(3)

This item only concerns Orange Switzerland. These deposits, arising on specific transactions, offset part of the related gross debt (see Note 20).

(4)

This item mainly comprises security deposits and various loans.

Disclaimer

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The table below provides an analysis of the change in impairment provisions for loans and other receivables:

(in millions of euros)	December 31, 2007	December 31, 2006
Opening balance	(144)	(153)
Change in provisions for impairment in value	(10)	(3)
Translation adjustments	13	13
Impact of changes in the scope of consolidation	8	(1)
Closing balance	(133)	(144)

For loans and other receivables, amounts past due but not provisioned are not material.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 19 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Deposits	89	232
Certificates of deposit	2,213	904
Treasury bills	344	-
Mutual funds (SICAV and FCP)	69	1,499
Other	7	59
Cash equivalents	2,722	2,694
Other financial assets at fair value through profit or loss	588	587
Financial assets at fair value through profit or loss	3,310	3,281

The table below shows a breakdown of other financial assets at fair value through profit or loss:

	Year ended
(in millions of euros)	December 31, 2007			December 31, 2006
	Current	Non-current	Total	Current	Non-current	Total
Negotiable debt securities	488	-	488	392	-	392
Mutual funds (OPCVM)	-	-	-	113	-	113
Other financial assets at fair value	2	-	2	-	-	-
Derivatives held for trading (assets) (1)	44	54	98	38	44	82
Other financial assets at fair value through profit or loss	534	54	588	543	44	587

(1)

See Note 23.

Apart from derivative assets, which are by nature classified as financial assets at fair value through profit or loss, the other assets included in this category are short-term investments whose management and performance is evaluated on the basis of fair value.

Disclaimer

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NOTE 20 - FINANCIAL LIABILITIES AND NET FINANCIAL DEBT

20.1. Financial liabilities

(in millions of euros)	At December 31, 2007			At December 31, 2006
	Non-current	Current	Total	Non-current	Current	Total
Financial liabilities at amortized cost excluding trade payables	32,532	8,694	41,226	36,199	9,264	45,463
Trade payables	435	9,580	10,015	535	9,015	9,550
Liabilities at amortized cost	32,967	18,274	51,241	36,734	18,279	55,013
Financial liabilities at fair value through profit or loss	154	730	884	798	-	798
Hedging derivatives (liabilities) (1)	955	353	1,308	1,066	33	1,099
Total financial liabilities	34,076	19,357	53,433	38,598	18,312	56,910

(1)

See Note 23.

20.2. Net financial debt, repayment schedule and liquidity position:

Net financial debt as defined and used by France Telecom corresponds to total financial liabilities excluding trade payables (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and financial assets at fair value, and (iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line "Effective portion of cash flow hedges" is added to net financial debt in order to offset this temporary difference.

The following table shows undiscounted future cash flows for each financial liability carried on the balance sheet. The key assumptions used are:

-

Amounts in foreign currencies are translated at the year-end closing rate;

-

Future variable-rate interest is based on the latest rate fixing, barring a better estimate;

-

As the perpetual bonds redeemable for shares (TDIRA) are undated, redemptions of the nominal are not included. In addition, from January 1, 2010, interest payable on the bonds will switch to a variable rate over an undetermined period of time (see Note 21.2). Accordingly interest payable from that date has no longer been included as it would not provide meaningful information.

Disclaimer

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				Future cash flows on financial liabilities
(in millions of euros)		Note	December 31, 2007	2008		2009		2010		2011		2012		2013 and beyond		December 31, 2006
				Nominal	Interest	Nominal	Interest	Nominal	Interest	Nominal	Interest	Nominal	Interest	Nominal	Interest
Bonds, excluding TDIRA		21	30,446	4,522	1,844	3,785	1,535	2,860	1,339	3,574	1,069	2,674	930	12,056	7,788	31,813
TDIRA		21	3,354	-	204	-	204	-	-	-	-	-	-	-	-	3,609
Bank loans		22	4,396	1,464	211	1,110	146	674	86	234	68	65	65	838	105	5,855
Finance lease liabilities (1)			1,525	71	55	85	51	91	47	104	43	120	38	1,007	73	1,692
Treasury bills			100	100	-	-	-	-	-	-	-	-	-	-	-	977
Bank overdrafts			189	189	-	-	-	-	-	-	-	-	-	-	-	203
Other financial liabilities (2)			1,216	1,142	-	9	-	10	-	9	-	10	-	25	-	1,314
Financial liabilities at amortized cost excluding trade payables			41,226	7,488	2,314	4,989	1,936	3,635	1,472	3,921	1,180	2,869	1,033	13,926	7,966	45,463
Commitment to purchase minority interests			78	62	-	-	-	16	-	-	-	-	-	-	-	30
Derivatives, net (3)		23	1,960	966	86	4	86	4	60	994	(17)	29	(24)	275	(56)	1,745
Gross financial debt after derivatives	(a)		43,264	8,516	2,400	4,993	2,022	3,655	1,532	4,915	1,163	2,898	1,009	14,201	7,910	47,238
Trade payables			10,015	9,580	-	50	-	31	-	32	-	33	-	289	-	9,550
Total financial liabilities (including derivative assets)			53,279	18,096	2,400	5,043	2,022	3,686	1,532	4,947	1,163	2,931	1,009	14,490	7,910	56,788
Gross financial debt after derivatives	(a)		43,264													47,238
Deposits related to in-substance defeasance and cross-border leases (QTE leases)		16	105	Assets available for sale												106
Deposits related to in-substance defeasance and cross-border leases (QTE leases)		18	91	Loans and receivables												96
Cash collateral paid		18	788													459
Other financial assets at fair value, excluding derivatives		19	490													505
Cash equivalents		19	2,722													2,694
Cash		18	1,303													1,276
Assets included in the calculation of net financial debt	(b)		5,499													5,136
Effective portion of cash flow hedges	(c)		215													(85)
Net financial debt	(a)-(b)+(c)		37,980													42,017

At December 31, 2007, the liquidity position of France Telecom is sufficient to cover its 2008 commitments linked to the net financial debt:

		Year ended
		December 31, 2007
Bank overdrafts		(189)
Cash and cash equivalents		4,025
Other financial assets at fair value, excluding derivatives		490
Available undrawn amount of credit facilities	22	9,580
Liquidity position		13,906

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(1)

Finance lease liabilities primarily include:

-

Liabilities related to Orange UK's in-substance defeasance operations, totaling 1,116 million euros at December 31, 2007 (1,246 million euros at December 31, 2006), for which the final settlement payments are due after 2017 (see Notes 18 and 32).

-

Orange Switzerland's liability related to QTE leases, amounting to 103 million euros at December 31, 2007 (119 million euros at December 31, 2006), which is offset by guarantees deposited within the scope of this operation (see Notes 16 and 18).

-

France Telecom S.A.'s liability related to QTE leases, amounting to 98 million euros at December 31, 2007 (73 million euros at December 31, 2006), which is offset by guarantees deposited within the scope of this operation (see Notes 16 and 18).

(2)

Including, at December 31, 2007, gross debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK for an amount of 1,111 million euros (1,221 million euros at December 31, 2006).

(3)

Including, at December 31, 2007 and December 31, 2006, the fair value of the price guarantee given to the minority shareholders of FT España amounting to 516 million euros (see Notes 10 and 32), which may be exercised from December 2008 at the earliest.

20.3 Guarantees

The covenants on the Group's borrowings and credit lines are presented in Note 24.4.

The Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the marked-to-market impact of all off-balance sheet operations with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A., the amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency "euro borrower/US dollar lender" swaps in the derivatives portfolio. A fall in the US dollar leads to a decrease in the market value of these off-balance sheet hedging instruments and therefore an increase in the amount of cash collateral paid, and vice-versa. As the euro-US dollar rate moved from 1.3170 to 1.4721 on 2007, the cash collateral amounts to 788 million euros at December 31, 2007 versus 459 million euros at December 31, 2006. These deposits are included under "Loans and other receivables" (see Notes 18 and 32).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32).

20.4 Analysis of net financial debt by currency

(equivalent value in millions of euros at the year-end closing rate)	EUR	GBP	PLN	CHF	USD	Other	Total
Analysis of net financial debt by currency of issue (1)	26,264	5,311	496	409	4,958	542	37,980
Nominal amount of currency derivatives	4,659	(406)	1,146	(403)	(4,788)	(208)	0
Analysis of net financial debt by currency after taking account of the nominal amount of derivatives	30,923	4,905	1,642	6	170	334	37,980

(1)

Including the market value of derivatives in local currency.

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20.5 Analysis of net financial debt by entity

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
France Telecom S.A.	32,392	35,502
TP Group	1,512	1,869
FT Espaňa	1,426	1,832
Other (1)	2,650	2,814
Total	37,980	42,017

(1)

Including, at December 31, 2007, 1,069 million euros of net financial debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK (1,180 million euros at December 31, 2006).

Disclaimer

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NOTE 21 - BONDS

The table below provides an analysis of bonds by issuer:

		Year ended
(in millions of euros)	Note	December 31, 2007	December 31, 2006
France Telecom S.A. - bonds convertible and/or exchangeable into new or existing France Telecom shares (OCEANE)	21.1	1,142	1,116
France Telecom S.A. - perpetual bonds redeemable for shares (TDIRAs)	21.2	3,354	3,609
France Telecom S.A. - other bonds	21.3.1	28,420	29,226
TP Group	21.3.2	849	1,406
Other issuers		35	65
Total bonds		33,800	35,422

The effective global interest rate on bonds before derivatives breaks down as follows:

-

France Telecom S.A.: 6.51% at December 31, 2007 (6.50% at December 31, 2006);

-

TP Group: 6.74% at December 31, 2007 (6.75% at December 31, 2006).

21.1 France Telecom S.A.- bonds convertible and/or exchangeable into new or existing France Telecom shares (OCEANE)

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), OCEANE bonds are broken down into liability and equity components. At December 31, 2007, this breakdown is as follows:

-

a liability component of 1,142 million euros;

-

an equity component before deferred taxes of 97 million euros.

The liability component of OCEANE bonds breaks down as follows:

(in millions of euros)						Year ended
	Currency	Amount	Maturity	Nominal interest rate (%)	Effective interest rate (%)	December 31, 2007	December 31, 2006
OCEANE bonds	EUR	1,150	2009	1.6	3.97	1,142	1,116

These are bonds with a face value of 2,581 euros convertible and/or exchangeable for new or existing France Telecom shares. They are redeemable or exchangeable as from October 20, 2004, at a rate of 100.297 France Telecom shares per bond, i.e. a conversion price of 25.73 euros per share (the initial ratio of 100 France Telecom shares per bond was adjusted to take into account of the September 2005 capital increase). These bonds are classified as hybrid instruments.

At December 31, 2007, the amortized cost impact on  OCEANE bonds was 70 million euros (45 million euros at December 31, 2006).

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21.2 France Telecom S.A.-Perpetuel bonds redeemable for shares (TDIRAs)

On March 3, 2003, under the settlement relating to the UMTS investment in Germany in partnership with MobilCom Holding GmbH ("MobilCom"), in which it owned 28.3% of the capital, France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRA) with a nominal value of 14,100 euros each, representing a total amount of 6,073 million euros, of which 341,910 bonds were reserved for members of the banking syndicate (the "Bank Tranche") and 88,795 for MobilCom's suppliers (the "Supplier Tranche"). The TDIRAs are listed on Eurolist by Euronext Paris (international issuances) and were approved by the Commission des opérations de bourse on February 24, 2003.

They are redeemable for new France Telecom ordinary shares,at any time at the holders' request or, under certain conditions as described in the appropriate information memorandum, at France Telecom's initiative based on a ratio of 405.4002 shares for one TDIRA for the "Bank Tranche" (i.e. redemption price of 34.78 euros) and 360.4485 shares for one TDIRA for the Supplier Tranche (i.e. redemption price of 39.12 euros) : the initial ratio of 300 shares for one TDIRA has been adjusted several times to protect the rights of the holders according to applicable law. In addition, during the first seven years, the redemption rate for the Bank Tranche of the TDIRAs will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

Since January 1, 2006, as France Telecom has fulfilled the credit rating and share price conditions as described in the abovementioned information memorandum, the interest rate on the TDIRAs is 5.25% until December 31, 2009 inclusive and 3-month Euribor + 2.5% thereafter. The interest is recorded on an annual basis in the statement of income. On January 2, 2008, France Telecom paid a coupon of 204 million euros.

If no dividend payment is voted in the Ordinary Shareholders' Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRAs. When payment is deferred, identified interest and/or capitalized interest amounts are recognized as accrued interest and included in the "TDIRA" line under liabilities.

In 2007, France Telecom redeemed 27,153 TDIRAs from the Bank Tranche for a nominal amount of 383 million euros. Taking account of redemptions made since their issue, 275,019 TDIRAs remained outstanding at December 31, 2007, including 187,997 for the Bank Tranche and 87,022 for the Supplier Tranche, for a nominal amount of 3,878 million euros.

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), perpetual bonds redeemable for shares (TDIRAs) are broken down into liability and equity components. At December 31, 2007, this breakdown was as follows:

-

a liability component of 3,354 million euros;

-

an equity component before deferred taxes of 1,156 million euros.

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The liability component breaks down as follows:

	Year ended
(in millions of euros)	Number	December 31, 2007	December 31, 2006
Opening balance	302,172	3,609	4,116
Redemptions (1)	(27,153)	(307)	(513)
Impact of measuring bonds at amortized cost	-	71	64
Change in accrued interest payable	-	(19)	(58)
Closing balance	275,019 (2)	3,354 (3)	3,609
Effective interest rate		8.90%	8.32%
Interest expense		232	315

(1)

In March and August 2007, TDIRAs were redeemed for a nominal amount of 383 million euros including 307 million euros in respect of the liability component. The redemptions generated an expense of 60 million euros, which represents the difference between amortized cost and the liability/equity breakdown on the redemption date. In December 2006, TDIRAs were redeemed for a nominal amount of 645 million euros including 513 million euros in respect of the liability component, generating an expense of 90 million euros (see Note 10).

(2)

Including 187,997 TDIRAs for  the Bank Tranche and 87,022 TDIRAs for the Supplier Tranche. In 2007 and 2006, TDIRAs were redeemed from bondholders for  the Bank Tranche.

(3)

Including an amortized cost impact of 203 million euros at December 31, 2007 (148 million euros at December 31, 2006).

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21.3 Other bonds

Bonds are mainly issued by France Telecom S.A. and TP Group.

21.3.1 France Telecom S.A.

				Outstanding at (in millions of euros)
Initial currency	Initial nominal amount	Maturity	Nominal interest rate (%)	December 31, 2007	December 31, 2006
	(in millions of currency)
Bonds maturing in 2007				-	2,965
EUR (2)	3,650	2008	6.750	3,279	3,501
FRF (3)	3,000	2008	5.400	474	473
FRF (3)	900	2008	4.600 until 03/13/02 then TEC10 (1) less 0.675	70	70
USD	500	2008	6.000	353	396
FRF (3)	1,500	2009	TEC10 (1) less 0.75	230	230
EUR	2,500	2009	7.000	2,496	2,493
FRF (3)	3,000	2010	5.700	467	467
EUR	1,400	2010	6.625	1,407	1,405
EUR	1,000	2010	3.000	1,002	1,001
USD (2)	3,500	2011	7.750	2,453	2,725
GBP (2)	600	2011	7.500	813	887
CAD	250	2011	4.950	173	163
EUR	750	2012	4.625	778	778
EUR (4)	1,000	2012	4.375	1,035	-
CHF	400	2012	2.750	240	249
GBP	250	2012	5.500	351	378
GBP (4)	250	2012	6.000	359	-
EUR	3,500	2013	7.250	3,714	3,711
CHF (4)	400	2014	3.500	240	-
EUR	1,000	2015	3.625	997	996
CAD	200	2016	5.500	138	130
EUR (4)	1,500	2017	4.750	1,556	-
GBP	500	2017	8.000	682	745
GBP	450	2020	7.250	610	666
GBP	350	2025	5.250	468	505
USD (2)	2,500	2031	8.500	1720	1,922
EUR	1,500	2033	8.125	1,615	1,615
GBP	500	2034	5.625	700	755
Total other bonds issued by France Telecom S.A.				28,420	29,226

(1)

TEC10: variable-rate (constant benchmark index) with 10-year maturity, determined by the Comité de normalisation obligataire.

(2)

Bonds with coupons subject to revision if the Group's debt rating changes.

(3)

These bonds, initially denominated in French francs, have been converted into euros.

(4)

Issued during 2007.

France Telecom S.A.'s bonds at December 31, 2007 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

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21.3.2 TP Group

				Outstanding at (in millions of euros)
Initial currency	Initial nominal amount	Maturity	Nominal interest rate (%)	December 31, 2007	December 31, 2006
(in millions of currency)
Bonds maturing in 2007					602
USD	800	2008	7.750	544	499
EUR	300	2011	4.625	305	305
Total other bonds issued by TP Group				849	1,406

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NOTE 22 – BANK BORROWINGS

22.1 Main borrowers

		Year ended
(in millions of euros)	Note	December 31, 2007	December 31, 2006
France Telecom S.A. (1)	22.2.1	1,898	3,172
FT España (2)	22.2.2	1,420	1,820
TP Group (3)	22.2.3	523	367
ECMS	22.2.4	337	171
Other (4)		218	325
Total bank borrowings		4,396	5,855

(1)

0.6 billion euros of Euro Medium Term Notes (EMTN) were issued during 2007 (0.5 billion euros in 2006). No specific covenants are attached to these issues.

(2)

FT España's bank borrowings reflect drawdowns on credit lines and are measured at fair value.

(3)

TP Group's bank borrowings reflect drawdowns on credit lines.

(4)

This item includes 455 million euros in drawdown credit lines at December 31, 2007 (353 million euros at December 31, 2006).

The effective global interest rate on bank borrowings before derivatives breaks down as follows:

-

France Telecom S.A.: 4.66% at December 31, 2007 (3.78% at December 31, 2006);

-

TP Group: 5.45% at December 31, 2007 (3.76% at December 31, 2006),

-

FT España: 4.71% at December 31, 2007 (4.02% at December 31, 2006).

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22.2 Credit lines

At December 31, 2007, France Telecom had the following principal bilateral and syndicated credit lines:

	Year ended December 31, 2007
	Initial currency	Euro-equivalent	Amounts drawn down (1)
		(in millions)	(in millions of euros)
France Telecom S.A. bank overdrafts	EUR	150	-
France Telecom S.A. syndicated credit lines	EUR	8,000	-
France Telecom S.A. bilateral credit line	EUR	-	-
FT España syndicated credit line	EUR	1,420	1,420
TP Group bilateral credit lines	EUR	617	213
	PLN	70	70
	USD	17	17
TP Group syndicated credit line	EUR	550	-
	PLN	696	223
ECMS syndicated credit lines	EGP	359	332
Other bilateral credit lines		74	74
Other syndicated credit lines		25	49
Total		11,978	2,398

(1)

Amounts drawn down, before the impact of currency swaps and of measurement at amortized cost. Drawdowns on these credit lines are included under "Bank borrowings" (see Note 22.1).

22.2.1 France Telecom S.A.

On June 20, 2005, France Telecom S.A. entered into an 8 billion euro syndicated credit line. It is not subject to any specific covenants in respect of compliance with financial ratios. At December 31, 2007, no amount had been drawn down under this credit line.

This facility was issued at the following terms and conditions:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
8 billion	June 20, 2012	4.25 basis points from 1 to 5 years 5 basis points beyond 5 years	14.5 basis points from 1 to 5 years 17 basis points beyond 5 years

The 125 million euros bilateral credit line maturing on March 31, 2008 and paying interest linked to Euribor was repaid in full in September 2007.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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22.2.2 FT España

The terms and conditions of this syndicated credit facility are as follows:

Amount (in euros)	Maturity	Margin
1.82 billion	June 30, 2010	20 to 60 basis points (1)

(1)

The applicable interest rate linked to Euribor plus a margin of between 20 basis points and 60 basis points, determined by FT España's net bank debt/EBITDA ratio (net bank debt and EBITDA as defined in the contracts with financial institutions).

At December 31, 2007, this facility was drawn down in the amount of 1,420 million euros (1,820 million euros at December 31, 2006).

22.2.3 TP Group

The terms and conditions of TP Group's main credit lines are as follows:

Initial currency	Initial amount (in millions of currency)	Euro-equivalent (in millions)	Maturity	Fee on undrawn amounts	Benchmark rate	Margin
PLN	2,500	696	February 20, 2011	5.4 basis points	Wibor	18 basis points
EUR	550	550	April 18, 2010	8.25 basis points	Euribor	22.5 to 37.5 basis points (1)
EUR	400	400	November 25, 2016	-	Wibor, Euribor or Libor (2)	38 basis points

(1)

The margin depends on TP Group's rating.

(2)

Depending on the currency of drawdown (zloty, euro, dollar, pound sterling).

These credit lines are not subject to any specific covenants in respect of compliance with financial ratios.

22.2.4 ECMS

The terms and conditions of ECMS's main credit lines (shown at 100%) are as follows:

Initial currency	Initial amount (in millions of currency)	Euro-equivalent (in millions)	Maturity	Fee on undrawn amounts	Margin
EGP	1,800	222	April 30, 2013	25 basis points	100 to 110 basis points
EGP	2,300	283	August 2014	25 basis points	100 to 110 basis points

The rate applied on these credit lines is a formula based on the Egyptian Central Bank interest rate and on the six-month deposit interest rate issued by the main banks, with a margin of 110 basis points for the 3.5 first years, then 100 basis points until final maturity.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 23 - DERIVATIVES

	At December 31, 2007			At December 31, 2006
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net
Cash flow hedge derivatives	11	(379)	(368)	10	(344)	(334)
Fair value hedge derivatives	43	(929)	(886)	30	(755)	(725)
Hedging derivatives	54 (1)	(1,308)	(1,254)	40 (2)	(1,099)	(1,059)
Trading derivatives (3)	98	(804)	(706)	82	(768)	(686)
Total derivative instruments	152	(2,112)	(1,960)	122	(1,867)	(1,745)
of which foreign exchange derivatives	27	(1,558)	(1,531)	25	(1,253)	(1,227)
of which interest rate derivatives	124	(38)	86	96	(98)	(2)

(1)

Of which 42 million euros non-current and 12 million euros current.

(2)

Of which 37 million euros non-current and 3 million euros current.

(3)

At December 31, 2007 and December 31, 2006, includes the fair value of the price guarantee given to the minority shareholders of FT España for (516) million euros (see Note 32).

The Group finances itself in euros and in foreign currencies. For loans issued in foreign currencies other than pounds sterling, the Group sets up hedges to convert the debt into euros.

As far as loans issued in pounds sterling are concerned:

-

the debt raised in the financial markets is used to finance subsidiaries operating in the United Kingdom.

-

the Group has set up hedges to offset changes in fair value of a portion of this debt in pounds sterling.

At December 31, 2007, the France Telecom Group has set up the following cash flow hedges and fair value hedges.

23.1 Cash flow hedges

Currency	Nominal amount hedged (millions of currencies)	Maturity date of hedged item	Hedging instrument	Hedged risk
USD	1,634	March 1, 2011	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
USD	2,498	March 1, 2031	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
CAD	250	June 23, 2011	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
CAD	200	June 23, 2016	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
CHF	400	December 4, 2014	Cross-currency interest rate swaps	Fluctuations in foreign exchange rates
EUR	170	July 5, 2011	Cross-currency swaps and cross-currency interest rate swaps	Fluctuations in foreign exchange rates
EUR	61	June 15, 2012	Cross-currency swaps, interest rate swaps and cross-currency interest rate swaps	Fluctuations in foreign exchange and interest rates

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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For each hedging relationship, the hedged item has an impact on the income statement:

•

each year on interest payment dates;

•

each year, on recognition of unrealized foreign exchange gains or losses upon revaluation of the nominal amount;

•

at maturity of the hedged item, on recognition of the realized foreign exchange gains or losses upon revaluation of the nominal amount.

TP Group has also set up hedges against the risk of fluctuations in foreign exchange rates relating to its euro-denominated UMTS debt. Cross-currency swaps have been set up for a notional amount of 62 million euros. In this case, the hedged item has an impact on the income statement on payment dates, each year and until maturity of the hedge, i.e. September 30, 2014.

	Market value of derivatives at year-end (1)		Impact of derivatives on the income statement and on the balance sheet (1)				Realized cash flows of year 2007
(in millions of euros)	2007	2006	Change in market value	Effectiveness recycled to income statement (2)	Ineffectiveness (finance costs, net )	Change in cash flow hedge reserve (net of amounts recycled)	Hedging instrument - paying leg	Hedging instrument - receiving leg	Hedged item
Cash flow hedges existing at December 31, 2007	(368)	(334)	(30)	(321)(4)	(9)	300	(320)	316	(307)
Amortization of FTA impacts (3)	-	-	-	(19)	-	19	-	-	-
TOTAL	(368)	(334)	(30)	(340)	(9)	319	(320)	316	(307)

(1)

Market values of derivatives are balance sheet items converted at year-end closing rate, whereas impacts on the income statement are converted at year-end average rate.

(2)

As the nominal amount of the issued bond is revalued at the year-end closing rate in the financial statements, an unrealized foreign exchange gain or loss on the hedged item is recognized in the income statement. Accordingly, the unrealized foreign exchange gain or loss on the cross-currency swap is recycled from the cash flow reserve to the income statement to offset the impact.

(3)

This comprises the impacts related to derivatives recognized as hedges in the opening IFRS balance sheet (First Time Application) and subsequently derecognized.

(4)

From which (317) million euros in finance costs, net.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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23.2 Fair value hedges

The main purpose of the France Telecom Group's fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

Currency	Nominal amount hedged (millions of currencies)	Maturity date of hedged item	Hedging instrument	Hedged risk
USD	500	May 20, 2008	Interest rate swaps	Fair value (interest rate)
USD	775	December 10, 2008	Cross-currency interest rate swaps	Fair value (interest and foreign exchange rate)
USD	1,500	March 1, 2011	Cross-currency interest rate swaps	Fair value (interest and foreign exchange rate)
CHF	400	April 11, 2012	Interest rate swaps	Fair value (interest rate)
GBP	250	March 29, 2012	Cross-currency interest rate swaps	Fair value (interest and foreign exchange rate)
GBP	250	May 24, 2012	Interest rate swaps	Fair value (interest rate)
GBP	350	December 5, 2025	Interest rate swaps	Fair value (interest rate), partial maturity hedge until 2010
GBP	500	January 23, 2034	Interest rate swaps	Fair value (interest rate), partial maturity hedge until 2011
JPY	15,000	May 10, 2011	Cross-currency interest rate swaps	Fair value (interest and foreign exchange rate)
EUR	10	July 5, 2011	Cross-currency swaps	Fair value (foreign exchange rate)

	Market value of derivatives at year-end (1)		Impact of derivatives on the income statement (1)			Impact of hedged item on the income statement
(in millions of euros)	2007	2006	Change in market value	Accrued interests	Change in market value (excluding accrued interests) (2) (A)	Revaluation of the hedged risk on the hedged item (B)	Ineffectiveness recognized through profit or loss (A) + (B)
Fair value hedges existing at December 31, 2007	(886)	(695)	(171)	13	(184)	196	12
Amortization of FTA impacts (3)	-	-	-	-	-	2	2
TOTAL	(886)	(695)	(171)	13	(184)	198	14

(1)

Market values of derivatives are balance sheet items converted at year-end closing rate, whereas impacts on the income statement are converted at year-end average rate.

(2)

Used in effectiveness tests.

(3)

This comprises the impacts related to derivatives recognized as hedges in the opening IFRS balance sheet (First Time Application) and subsequently derecognized.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 24 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

France Telecom's Treasury and Financing Committee reports to the Group Management Committee. It is chaired by the Group's Chief Financial Officer and meets quarterly.

It sets the guidelines for managing the Group's debt, especially its liquidity, interest rate and foreign exchange rate exposure over the following months, and reviews past management (realized transactions, financial results).

24.1

Interest rate risk management

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Management of fixed-rate/variable-rate debt

France Telecom's policy in 2007 was to pre-finance very early the 3.3 billion euros repayment falling due in March 2008 and then to focus on niche markets (structured EMTNs, Swiss franc issue). The 2007 issues were all at fixed rates, thereby slightly increasing the portion of fixed-rate debt from 82.7% at December 31, 2006 to 85.5% at December 31, 2007. The average cost of 2007 refinancing was 4.55% after currency swaps.

Analysis of the Group's sensitivity to changes in interest rates based on probable scenarios

The sensitivity analysis only includes those financial assets and liabilities which are included in net financial debt, as these are the only items that bear interest and are therefore exposed to interest rate risk.

•

Sensitivity of financial expense

France Telecom's derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

-

derivatives that do not qualify for hedge accounting increase the portion of fixed-rate net debt by around 8%. A 1% rise in interest rates would result in a 38 million euros decrease in financial expense and a 1% fall in interest rates would result in a 82 million euros increase;

-

the variable-rate portion of net financial debt after hedging (excluding derivatives not eligible for hedge accounting) represents 24%. An instantaneous 1% rise in interest rates would result in an increase of approximately 89 million euros in financial expense, while a 1% fall in interest rates would result in a decrease of approximately 89 million euros.

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates on this portfolio would result in an increase of 51 million euros in financial expense and a 1% fall in interest rates would result in a decrease of 7 million euros.

•

Sensitivity of net financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.42 billion euros, which represents 3.66% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.45 billion euros (3.75% of its market value).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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•

Sensitivity of cash flow reserve

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow reserve by approximately 77 million euros, which represents 1.06% of its current value. A 1% fall in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow reserve by 78 million euros (1.08% of its current value).

24.2 Foreign exchange rate risk management

•

Foreign exchange rate risk at operating income level

The Group's foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore limited. However, TP Group has an exposure to euros in its financial statements arising from the debt contracted to purchase its UMTS license. The debt amounts to 758 million zlotys at December 31, 2007, or 211 million euros. This exposure has been partially reduced through cross-currency swaps designated as cash flow hedges at TP Group level.

At December 31, 2007, net foreign exchange gains in relation to business operations amounts to 7 million euros (4 million euros at December 31, 2006).

•

Foreign exchange rate risk at finance cost level

The Group's subsidiaries finance themselves in their functional currency whenever possible.

France Telecom S.A. generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net debt in foreign currencies of the entities bearing the main foreign exchange rate risks (France Telecom S.A. and TP Group). It also shows the sensitivity of these entities to a probable 10% change in the foreign exchange rates of the currencies to which they are exposed.

(in millions of currencies)	Currency exposure							Sensitivity to a change in foreign exchange rates against the euro or the zloty (in millions of euros)
	USD	GBP	CHF	DKK	PLN	EUR	Total euro-equivalent	+ 10% change	- 10% change
France Telecom S.A.	-	(5)	3	280	(1)	-	32	4	(3)
TP Group	(24)	-	-	-	-	(202)	(218)	(20)	24
Total (currencies)	(24)	(5)	3	280	(1)	(202)	-
Total (euros)	(16)	(7)	2	37	(0)	(202)	(186)

•

Conversion risk at income statement level

Due to its international presence, the France Telecom Group is exposed to foreign exchange risk arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

The table below summarizes the sensitivity of France Telecom's consolidated income statement to a change of plus or minus 10% in foreign exchange rates against the euro, arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

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This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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(in millions of euros)	Contribution to consolidated operating income	Sensitivity to a change in foreign exchange rates against the euro		Contribution to net income	Sensitivity to a change in foreign exchange rates against the euro
		+ 10%	- 10%		+ 10%	- 10%
EUR	8,129	-	-	5,229	-	-
GBP	502	82	(67)	1	0	(0)
PLN	870	26	(21)	287	8	(7)
Other currencies	1,298			783
Total (euros)	10,799			6,300

In addition, France Telecom has set up euro-zloty economic hedges at Group level in 2007 to reduce the foreign exchange risk related to the conversion of operating cash flows from Poland (mainly TP Group).

•

Conversion risk at balance sheet level

Due to its international presence, France Telecom Group's balance sheet is exposed to foreign exchange rate changes. A rise in the euro affects the conversion into the consolidated balance sheet of subsidiaries' assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling and the zloty.

Material foreign currency assets are hedged by debt in the same currency.

(in millions of euros)	EUR	GBP	PLN	CHF	USD	Other currencies	Total
Assets excluding net debt by currency (1)	53,988	4,430	7,649	1,256	688	4,293	72,305
Net debt by currency (2)	30,923	4,905	1,642	6	170	334	37,980
Net assets by currency	23,065	(475)	6,007 (3)	1,250	518	3,959	34,325

(1)

Net assets by currency does not include components of net financial debt.

(2)

See Note 20.4.

(3)

Net assets in zlotys attributable to equity holders of France Telecom S.A. amount to 2,918 million euros.

Assets by currency (net assets excluding components of net financial debt) in currencies other than euro, which are mainly denominated in pound sterling and in zloty, amount to 18 billion euros at December 31, 2007, which represents 25% of total net assets excluding components of net financial debt. A depreciation of 10% in all currencies other than euro would have the effect of reducing net assets excluding debt by 1.8 billion euros, or -2.5%.

Liabilities by currency at December 31, 2007 correspond to the contribution to net financial debt by currency after hedging derivatives. The main currencies other than euro are the pound sterling and the zloty. Net financial debt by currency amounts to 7 billion euros at December 31, 2007, or 19% of total net financial debt. An appreciation against the euro of 10% in all currencies other than the euro would increase the net financial debt carried on the balance sheet by 0.7 billion euros, or +1.9%.

Net assets in currencies other than euro amount to 11 billion euros at December 31, 2007, or 33% of total net assets. A depreciation of 10% in all these currencies against the euro would, due to conversion of the currencies into euros, reduce net assets by 1.1 billion euros, or -3.3%. It would have no impact on the income statement or on the cash flow statement.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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24.3

 Liquidity risk management

The Group optimizes its liquidity management, overseen by the Treasury and Financing Committee, through:

•

Diversifying its sources of financing:

-

issuance in the short-term securities markets under the treasury bill program and the US commercial paper program;

-

regular issuance in the bond markets under the EMTN (Euro Medium Term Note) program. In 2007, France Telecom issued debt denominated in Swiss francs, pounds sterling and euros (private and public issuances) to diversify its investor base;

-

France Telecom has an undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

•

Smoothing debt maturities: debt maturities are spread consistently over the next years (see breakdown of liquidity by maturity of financial liabilities in Note 20).

•

Liquidity of investments:

France Telecom holds term deposits, mutual funds (OPCVM) and negotiable debt securities with first-class financial institutions.

The France Telecom Group's policy is that it must be able to meet its upcoming loan repayments from available cash and credit lines in place, for the next 12 months and without recourse to additional financing.

France Telecom's liquidity position is shown in the analysis of net financial debt by maturity (see Note 20) and amounts to 13,906 million euros at December 31, 2007.

France Telecom's debt ratings

At December 31, 2007, France Telecom's debt ratings are as follows:

	Standard & Poor's	Moody's	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (8.1 billion euros of the outstanding balance at December 31, 2007) is subject to step-up clauses. This amount does not include the TDIRAs, whose step-up clauses are described in Note 21.

As France Telecom's ratings did not change in 2007, the step-up clauses were not triggered.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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24.4 Management of covenants

•

Commitments with regard to financial ratios

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

-

an interest cover ratio (EBITDA to net financial expense) equal to or greater than 6.00 (EBITDA and net financial expense as defined in the contracts);

-

a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

In respect of its 2005 and 2007 bank financing contracts, ECMS must comply with the following covenants:

-

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts);

-

a net senior debt below 3.7 billion Egyptian pounds (net senior debt as defined in the contracts);

The financial ratios to be respected in connection with receivables securitization programs are as follows:

-

for Orange France, an interest cover ratio (EBITDA to net financial expense) greater than 4.50 and a net financial debt to EBITDA ratio less than 3.00 (net financial debt and EBITDA as defined in the contracts).

-

for Orange S.A., an interest cover ratio (EBITDA to net financial expense) greater than 3.50 and a net financial debt to EBITDA ratio less than 6.00 (net financial debt and EBITDA as defined in the contracts).

If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

At December 31, 2007, the ratios calculated met the conditions required.

•

Commitments related to instances of default or material adverse changes

Most of France Telecom's financing agreements, including, in particular, the 8 billion euro syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom S.A.'s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom S.A.'s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity day of the programs at December 31, 2007 (renewable maturity); (ii) accelerated payment, notably in the event of a downgrading of France Telecom's long-term rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables, and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

•

Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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24.5

 Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable debt securities, investments and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries. In addition, the maximum value of the credit risk on these financial assets is equal to their recognized net book value.

France Telecom's policy is to invest its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. Limits are set for each financial institution based on its ratings and its equity. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved. Limits are monitored and reported daily to the Group treasurer and head of capital markets. France Telecom also has collateralization agreements with a certain number of its counterparties.

24.6

Equity market risk

At December 31, 2007, France Telecom S.A. has no option to purchase its own shares and holds 10,528,884 treasury shares (see Note 30.2). Besides, the Group’s exposure to market risk on shares of listed companies included in assets available for sale is not material.

24.7

Equity management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in value creating projects, and to provide its shareholders with an attractive remuneration. This remuneration determined on the basis of the Group's organic cash flow (2), while taking account of sector practices.

This policy has led France Telecom to set successive targets for net financial debt to gross operating margin (GOM) and shareholder remuneration. The current targets are as follows:

-

Concerning indebtedness, the ratio of net debt to GOM will be maintained in the medium term at a level less than 2 in current market conditions;

-

the Board of Directors reserves the option of raising the distribution rate above 45% of organic cash flow, if appropriate. In addition, each year the Board of Directors will examine the possibility of additional shareholder remuneration taking into account its cash flow projections and its investment plans.

	Year ended
	December 31, 2007	December 31, 2006
Net financial debt to GOM (1)	1.99	2.27
Organic cash flow (in millions of euros) (2)	7,818	7,157
Dividends paid by the parent company (in millions of euros)	(3,117)	(2,602)

(1)

See definition of GOM in Note 3.

(2)

Organic cash flow is measured as net cash provided by operating activities less acquisitions of property, plant and equipment and intangible assets (net of the change in non-current trade payables) plus the proceeds on disposal of property, plant and equipment and intangible assets. Organic cash flow is not an explicit measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 25 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal methods and assumptions used to estimate the fair value of financial instruments are described below.

For cash and cash equivalents, negotiable debt securities, trade receivables and trade payables, France Telecom considers their carrying amount to be the best proxy for market value, due to the short-term maturity of these instruments.

The market values of non-consolidated investments in quoted companies and listed marketable securities have been estimated based on quoted market prices at year-end. Other securities are measured using available information based on factors such as transaction value, discounted future cash flows and comparable multiples (see Notes 16 and 18).

The market value of financial liabilities was determined using:

-

the estimated value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

-

the quoted market value for convertible, exchangeable and indexed bonds.

	Year ended
(in millions of euros)	December 31, 2007		December 31, 2006
	Book value	Estimated fair value	Book value	Estimated fair value
Financial liabilities at amortized cost excluding trade payables	41,226	42,222	45,463	47,915
Financial liabilities at fair value through profit or loss, excluding derivatives	78	78	30	30
Net derivatives	1,960	1,960	1,745	1,745
Assets included in the calculation of net financial debt, excluding derivatives	(5,499)	(5,499)	(5,136)	(5,136)
Effective portion of cash flow hedges	215	215	(85)	(85)
Net financial debt	37,980	38,976	42,017	44,469

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 26 - EMPLOYEE BENEFITS

26.1

Key figures

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Pensions and other post-employment benefits	598	581
Liabilities connected with the employee shareholding plans	40	-
Other employer-related payables and payroll taxes due (1)	1,778	1,559
Total employee benefit obligations	2,416	2,140
Of which non-current employee benefits	535	534
Of which current employee benefits	1,881	1,606

(1)

Mainly comprises provisions for paid leave and payroll taxes payable.

26.2

 Pensions and other long-term employee benefit obligations

Pensions and other long-term employee benefit obligations comprise post-employment benefits and other long-term benefits (see Note 2.3.16).

Post-employment benefits include:

-

benefits other than pensions;

-

retirement bonuses;

-

other pension plans: France Telecom has defined benefit pension plans and defined contribution plans open to employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount.

The expense recognized in connection with the defined contribution plans totaled 1 295 million euros at December 31, 2007 (1,266 million euros at December 31, 2006), and mainly relates to contributions in full discharge to pension plans of civil servants among France Telecom's personnel.

Other long-term benefits consist mainly of seniority awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

The assumptions used for the Eurozone (representing 80% of France Telecom's liability) are as follows:

-

a long-term discount rate of 5.0% to 5.5%, and a medium-term discount rate of 4.75% to 5.0%;

-

long-term inflation rate of 2%;

-

average expected long-term increase in salaries of 2% to 4%;

-

expected return on plan assets of 4.9%.

The other main contributory area is the pound sterling area ("UK area"). The assumptions used for the UK area (representing 6% of France Telecom's liability) are as follows:

-

Discount rate : long-term rate of 5.75%;

-

long-term inflation rate of 3.25%,

-

average expected long-term increase in salaries of 3.25%;

-

expected return on plan assets of 5.50% to 7.25%.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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The table below provides details on the movements in value of these commitments:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans (1)	Other post-employment benefits		December 31, 2007	December 31, 2006
Benefit obligations at the beginning of the year	397	243	71	232	943	1,114
Service cost	21	17	1	31	70	66
Interest cost	17	13	3	3	36	37
Employee contributions	5	-	-	-	5	5
Amendments	2	15	-	-	17	-
Curtailments/settlements	(14)	-	-	-	(14)	(172)
Actuarial losses/(gains)	(33)	36	(5)	4	2	17
Benefits paid	(27)	(22)	(5)	(22)	(76)	(85)
Changes in the scope of consolidation	(4)	(2)	-	-	(6)	9
Acquisitions/disposals	-	-	-	-	-	(40)
Other (exchange differences)	(16)	-	1	3	(12)	(8)
Benefit obligations at the end of the year (A)	348	300	66	251	965	943
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	348	-	-	-	348	394
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	300	66	251	617	549

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Changes in plan assets break down as follows:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2007	December 31, 2006
Fair value of plan assets at the beginning of the year	246	-	-	-	246	204
Actuarial return on plan assets	13				13	30
Employer contributions	40				40	31
Employee contributions	5				5	5
Curtailments/settlements	(10)				(10)	-
Benefits paid	(27)				(27)	(19)
Changes in the scope of consolidation	-				-	-
Acquisitions/disposals	-				-	(2)
Other (exchange differences and gains or losses on plan assets)	(10)				(10)	(3)
Fair value of plan assets at the end of the year (B)	257	-	-	-	257	246

France Telecom plans to pay 34 million euros during 2008 for its Defined Benefit plans.

The following table provides a breakdown of plan assets:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Plan assets
Equities	45.1%	45.7%
Debt securities	38.0%	37.6%
Real estate	5.6%	4.3%
Other	11.3%	12.4%
Total	100.0%	100.0%

The expected long-term return on plan assets has been determined on a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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The corresponding provisions at end-2007 are as follows:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2007	December 31, 2006
Net funded status (A) - (B)	91	300	66	251	708	697
Unrecognized actuarial gains/losses	(13)	(47)	(8)	-	(68)	(81)
Unrecognized prior service cost	-	(39)	(3)	-	(42)	(35)
Asset ceiling adjustment	-	-	-	-	-	-
Provisions	78	214	55	251	598	581
- of which current provisions	-	13	4	65	83	47
- of which non-current provisions	78	201	51	186	515	534

The following table provides a breakdown of the periodic pension cost:

	Post-employment benefits			Long-term benefits	Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits		December 31, 2007	December 31, 2006
Service cost	21	17	1	31	70	65
Interest cost	17	13	3	3	36	36
Expected return on plan assets	(13)	-	-	-	(13)	(13)
Actuarial (gains)/losses	8	1	-	4	13	2
Amortization of unrecognized prior service cost	2	8	-	-	10	6
Impact of curtailments/settlements	(5)	-	-	-	(5)	(140)
Other adjustments	-	-	-	-	-	2
Net periodic pension cost	30	39	4	38	111	(42)

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Changes in provisions can be broken down as follows:

	Post-employment benefits				Year ended
(in millions of euros)	Annuity-based plans	Capital-based plans	Other post-employment benefits	Long-term benefits	December 31, 2007	December 31, 2006
Provision at the beginning of the year	94	200	55	232	581	744
Net periodic pension cost	30	39	4	38	111	(42)
Employer contributions	(40)	-	-	-	(40)	(32)
Benefits directly paid by the employer	-	(22)	(5)	(22)	(49)	(63)
Changes in the scope of consolidation	(3)	(3)	-	-	(6)	7
Acquisitions/disposals	-	-	-	-	-	(26)
Other	(3)	-	1	3	1	(7)
Provision at the end of the year	78	214	55	251	598	581

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 27 - SHARE-BASED COMPENSATION

The share-based compensation expense breaks down as follows:

(in millions of euros)	December 31, 2007	December 31, 2006
Free Share Award Plans
France Telecom	146	-
ECMS	3	-
Employee shareholding plan	107	-
Stock option plans (1)
France Telecom 2005	18	19
France Telecom 2007	5	-
Orange	-	7
France Telecom (formerly Wanadoo)	-	3
Other	-	1
Total share-based compensation	279	30

(1)

Equity-settled plans.

The share-based compensation expense is recognized in the income statement with a corresponding increase in equity, except for the employer’s contribution due by France Telecom S.A. related to the Employee shareholding plan (40 million euros) which is accounted for as a liability under employee benefits.

27.1 Stock option plan

27.1.1 Plans set up in 2007

•

France Telecom S.A.

France Telecom S.A. has granted 10,093,300 stock options in 2007 to certain executive officers and employees of the Group. The options may be exercised during a period of 10 years beginning on May 21, 2010 and ending on May 21, 2017.

The exercise price has been set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a lock-up period of 4 years as of May 21, 2007. In addition, the options will not vest unless the beneficiaries have been employed by the Group for a period of at least 3 years as of May 21, 2007.

The grant date is deemed to be the date when the main terms of the offer are announced to the employees, i.e. June 29, 2007. The average fair value of the stock options granted during the year is 2.69 euros.

The plan has been valued using a binomial model.

The expense recognized in 2007 is 4.5 million euros. A further expense estimated at 20.8 million euros will be recognized over the vesting period until May 21, 2010.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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The following assumptions were used :

Price of underlying at the grant date	20.40 euros
Exercise price	21.61 euros
Expected volatility (1)	21%
Option term (contractual or expected)	9.89 years
Turnover rate (annual)	1.50%
Expected dividend payout rate	6.00%
Risk-free yield	4.50%

(1)

Multi-criteria analysis using the implied volatility of financial instruments at the measurement date, the historical volatility for the year preceding the measurement date, the historical volatility over the longest available period preceding the measurement date, and the current historical volatility for the period between mid-May 2003 and the measurement date.

•

TP S.A.

TP S.A. granted 6,047,709 stock options to certain executive officers, exercisable for a period of ten years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 6.03 euros (closing price at December 31, 2007) and the average fair value of options granted during the year amounts to 1.22 euros.

The plan has been valued using a binomial model.

The expense recognized in 2007 is  0.4 million euros. A further expense estimated at 6.0 million euros will be recognized over the vesting period, i.e. until October 9, 2010.

The following assumptions were used:

Price of underlying at the grant date	6.08 euros
Exercise price	6.03 euros
Expected volatility (1)	30%
Option term (contractual or expected)	10 years
Turnover rate (annual)	4.06%
Expected dividend payout rate	6.00%
Risk-free yield	5.59%

(1)

Corresponds to the average volatility over the past five years.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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27.1.2 Plans set up before 2007

•

France Telecom – 2005 plan

The scope of the France Telecom S.A. 2005 stock option plan was enlarged in 2006 following the consolidation of the Amena group.

The weighted average exercise price is 23.46 euros.

If exercised, these options may be exchanged for new France Telecom shares over a period of ten years. The vesting period is achieved after a three-year period.

•

France Telecom (ex-Wanadoo)

Following the purchase of the minority interests in Wanadoo in September 2004, France Telecom undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom S.A. options. These options, which are exercisable for a period of ten years from 2006, are equity-settled.

•

Orange

Orange stock option plans, which are exercisable since 2006, can be broken down into four categories: “International”, “France”, “USA” and “Sharesave”.

Following the purchase of the minority interests in Orange, France Telecom has proposed a liquidity contract to the holders of Orange’s stock options and then issued in September 2005 options liquidity instruments enabling the delivery of France Telecom S.A.’s shares.

Plan	Number of options granted	Remaining term to maturity (months)	End of vesting period
International	85,693,210	12 to 29	2006
France	45,983,363	31 to 61	2006
USA	3,621,755	4 to 28	2006
Sharesave UK Save – 5 years	4,037,379	-	2006
Sharesave UK Save – 3 years	5,839,507	-	2006
Sharesave Netherlands	232,186	-	2006

•

Mobistar

Mobistar granted 849,883 stock options in 2000, which have been fully vested since July 2005.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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27.1.3 Movements in stock option plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2007 and 2006.

Stock option plan	Year ended
	December 31, 2007		December 31, 2006
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	14,551,905	23.46	14,516,445	23.46
Granted	10,093,300	21.61	536,930	23.46
Exercised	(91,640)	-	-	-
Cancelled, lapsed	(889,310)	22.68	(501,470)	23.46
Options outstanding at the end of the year	23,664,255	22.70	14,551,905	23.46
France Telecom plan (ex-Wanadoo)
Options outstanding at the beginning of the year	6,880,597	21.82	8,431,102	20.55
Exercised	(1,326,010)	14.99	(1,333,712)	14.20
Cancelled, lapsed	(685,428)	45.43	(199,686)	19.45
Expired	-	-	(17,107)	16.47
Options outstanding at the end of the year	4,869,159	20.36	6,880,597	21.82
Orange plan (1)
Options outstanding at the beginning of the year	57,940,516	8.80	75,763,520	8.80
Granted			-	-
Exercised	(14,101,219)	8.12	(5,114,738)	6.59
Cancelled, lapsed	(4,000,321)	9.73	(12,708,266)	9.76
Options outstanding at the end of the year	39,838,976	8.94	57,940,516	8.80
TP S.A. plan
Granted	6,047,709	6.03 (2)	-	-
Exercised	-	-	-	-
Cancelled, lapsed	(14 686)	-	-	-
Options outstanding at the end of the year	6,033,024	6.03	-	-
Mobistar plan
Options outstanding at the beginning of the year	1,831	34.15	18,097	34.15
Granted	-	-	-	-
Exercised	(1,831)	34.15	(16,266)	34.15
Cancelled, lapsed	-	-	-	-
Options outstanding at the end of the year	-	-	1,831	34.15

(1) Due to the issuance of the option liquidity instruments and the France Telecom’s choice to grant new shares, the exercise of these options leads to issuance of France Telecom S.A.’s shares.

(2) Exchange rate used: closing rate at December 31, 2007.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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27.1.4 Options exercisable at year-end

Options exercisable at year-end were as follows:

	Year ended December 31, 2007
Options Plans	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom plan	23,664,255	101	21.61 - 23.48	-
France Telecom plan (ex-Wanadoo)	4,869,159	51	13.84 - 48.70	4,869,159
Orange plan	39,838,976	35	4.30 - 10.00	39,838,976
TP S.A. plan	6,033,024	117	6.03	-

	Year ended December 31, 2006
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom plan	14,551,905	106	23.46 - 23.48	-
France Telecom plan (ex-Wanadoo)	6,880,597	61	13.84 - 48.70	6,880,597
Orange plan	57,940,516	43	4.72 - 10.00	50,223,541
Mobistar plan	1,831	18	34.15	1,831

27.2 Employee Shareholding Plan

Following the June 2007 sale by the French State of 130 million of its France Telecom shares, representing 5.0% of the share capital, the State launched a share offer for employees and former employees of the France Telecom Group. The share offer related to 14.4 million shares, representing 0.56% (undiluted) of the total number of shares making up the share capital of France Telecom S.A. at June 30, 2007.

The shares were offered at a unit price of 20.39 euros, which represents a discount of 4.31 euros to the share price on the grant date (24.70 euros).

The grant date is deemed to be the date when the French Securities Regulator (AMF) approved the securities note, i.e. December 6, 2007. The number of shares purchased amounts to 14.4 million, which will be completed by a maximum of 0.6 million bonus shares offered by the State to employees holding the shares purchased during a three-year period.

The average fair value of the benefit granted to employees and former employees of the Group is 7.07 euros per share (including the bonus shares).

After the deduction of a non-transferability cost of  9 million euros, the expense recognized in 2007 in respect of this operation is 107 million euros, taking account of a France Telecom contribution of 40 million euros.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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The assumptions used to measure the fair value are as follows:

Price of underlying at the grant date	24.70 euros
Subscription price	20.39 euros
Expected dividend payout rate	6.00%
Risk-free yield	3.94%
Average rate on employee loans (1)	6.25%

(1)

Corresponds to the retail borrowing rate used to calculate the non-transferability cost.

27.3 Free Share Award Plans

•

France Telecom S.A. – France plan

France Telecom has set up a free share award plan covering 10.8 million shares, which represents 0.4% of the share capital. The plan covers approximately 113,000 employees of France Telecom S.A. and most of its majority-owned French subsidiaries.

The free share award plan will not vest until April 25, 2009, and are contingent upon :

-

performance conditions: achievement of the cash flow set out in the NExT plan in 2007 and 2008, and cost of the plan to be covered by additional cash flow generated over the same period - the cash flow performance condition has been met in 2007;

-

beneficiaries must be contractually employed by the Group at the end of the vesting period.

The shares awarded may not be sold for a period of two years after the vesting date, i.e. April 25, 2011.

The grant date is deemed to be date when the main terms of the plan are announced personally to the employees, i.e. June 19, 2007.

The fair value of the plan has been determined using a binomial model based on the following assumptions:

Price of underlying at the grant date	21.32 euros
Subscription price (zero in the case of free share award plan)	0.00
Expected dividend payout rate	6.00%
Risk-free yield	4.47%
Lending-borrowing rate(1)	4.91%

(1)

Corresponds to the lending-borrowing rate on France Telecom shares used to calculate the non-transferability cost.

The fair value amounts to 18.72 euros per share including a non-transferability cost of 0.36 euros. The non-transferability discount has been estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on the market data presented above.

The expense recognized in 2007, with a corresponding entry in equity, amounts to 146 million euros. A further expense estimated at 48 million euros will be recognized over the period to April 25, 2009.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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•

ECMS

In 2007, ECMS granted a free share award plan covering 417,000 shares which will vest progressively over a period of 40 months.

The fair value of this plan has been determined using a binomial model.

The expense recognized in 2007, with a corresponding entry in equity, amounts to 2.8 million euros. A further expense estimated at 4.8 million euros will be progressively recognized over the period to August 22, 2010.

•

France Telecom S.A. – International plan

France Telecom granted a free share award plan covering 1.8 million shares, which represents less than 0.1% of France Telecom S.A.'s share capital. The plan was offered to approximately 45,000 employees and executive officers of the France Telecom Group's foreign law companies and consortia (International plan).

The vesting conditions are identical to those proposed for the France plan.

As the date of the individual information of beneficiaries, corresponding to the grant date, is scheduled in 2008, no expense is recognized in 2007.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 28 - PROVISIONS

28.1 Provisions break down as follows:

(in millions of euros)	Notes	December 31, 2006	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in the scope of consolidation, reclassifications and translation adjustments	December 31, 2007
Early retirement plan	28.2 and 32	2,309	-	(893)	(19)	69	-	1,466
Other employment termination benefits	28.2	20	-	(14)	(2)	-	2	6
Restructuring provisions	28.3	253	54	(110)	(7)	2	(1)	191
Provisions for claims and litigation	33	375	186	(56)	(51)	-	18	472
Provisions for dismantling and restoring sites	28.4	484	-	(17)	-	13	52	532
Other provisions		581	199	(120)	(96)	(1)	26	589
Total provisions		4,022	439(1)	(1,210)	(175) (2)	83	97	3,256
- o/w non-current provisions		2,206	80	(988)	(53)	83	329	1,657
- o/w current provisions		1,816	359	(222)	(122)	-	(232)	1,599

(1)

Including a negative impact on operating income and consolidated net income after tax of 400 million euros and 439 million euros respectively.

(2)

Including a positive impact on operating income and consolidated net income after tax of 168 million euros and 175 million euros respectively.

28.2 Provisions for employment termination benefits

Provisions for employment termination benefits (see Note 2.3.16) are composed of :

-

early retirement plans in France for civil servants and employees under contract ;

-

other termination benefits.

The assumptions used are as follows :

-

short-term discount rate : 4.75%

-

inflation rate : 2.00%

-

weighted average rate of salary increase : 2.00%

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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The table below provides details of movements in the value of these commitments:

	Termination benefits		Year ended
(in millions of euros)	Early retirement plan	Other employment termination benefits	December 31, 2007	December 31, 2006
Benefit obligations at the beginning of the year	2,309	20	2,329	2,926
Service cost	-	1	1	-
Interest cost	69	-	69	73
Employee contributions	-	-	-	-
Amendments	-	-	-	-
Curtailments/settlements	-	-	-	-
Actuarial losses/(gains)	(19)	(2)	(21)	294
Benefits paid	(893)	(14)	(907)	(965)
Changes in the scope of consolidation	-	-	-	-
Acquisitions/disposals	-	-	-	-
Other (exchange differences)	-	1	1	1
Benefit obligations at the end of the year (A)	1,466	6	1,472	2,329
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	-	-	-	-
- o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	1,466	6	1,472	2,329
Provisions at the end of the year	1,466	6	1,472	2,329
- of which current provisions	670	1	671	911
- of which non-current provisions	796	5	801	1,418

There are no plan assets associated with termination benefits.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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The net periodic cost of these benefits is summarized in the table below:

	Termination benefits		Year ended
(in millions of euros)	Early retirement plan	Other employment termination benefits	December 31, 2007	December 31, 2006
Service cost	-	1	1	-
Interest cost	69	-	69	73
Expected return on plan assets	-	-	-	-
Actuarial (gains)/losses	(19)	(2)	(21)	294
Amortization of unrecognized prior service cost	-	-	-	-
Impact of curtailments/settlements	-	-	-	-
Asset ceiling adjustment	-	-	-	-
Net periodic cost	50	(1)	49	367

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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28.3 Restructuring provisions

(in millions of euros)	December 31, 2006	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	December 31, 2007
Employee termination benefits	10	5	(13)	-	-	1	3
Site reorganization costs	10	16	(13)	(1)	-	(1)	11
Other	4	-	-	(3)	-	(1)	-
Sub-total PSC excl. France (1)	24	21	(26)	(4)	-	(1)	14
Employee termination benefits	5	4	-	-	-	(4)	5
Site reorganization costs	38	-	(11)	-	-	2	29
Sub-total ECS excl. France (2)	43	4	(11)	-	-	(2)	34
Employee termination benefits	76	2	(34)	(1)	2	-	45
Other	-	-	-	(1)	-	3	2
Sub-total TP S.A. (3)	76	2	(34)	(2)	2	3	47
Employee termination benefits	20	6	-	-	-	-	26
Site reorganization costs	25	17	(14)	(1)	-	-	27
Other	54	-	(20)	-	-	-	34
Sub-total France Telecom S.A. (4)	99	23	(34)	(1)	-	-	87
Other entities	11	4	(5)	-	-	(1)	9
Total	253	54	(110)	(7)	2	(1)	191

(1)

At December 31, 2007,  mainly concerns costs related to vacant leased properties   in the United Kingdom.

(2)

At December 31, 2007  mainly concerns costs related to vacant leased properties, principally at Equant.

(3)

At December 31, 2007, mainly comprises planned employee termination costs relating to TP S.A. from 2008 to 2009 in accordance with the restructuring plan (approximately 3,350 people).

(4)

At December 31, 2007, mainly comprises:

-

departures in connection with the offer open to French civil servants of secondment within the public sector (see Note 32.4),

-

costs related to leased property that has become vacant;

-

contributions to the Works Committee in respect of early retirement plans.

28.4 Provisions for dismantling and restoring sites

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc, and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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At December 31, 2007, the provision booked for dismantling and restoring sites mainly covered costs relating to:

-

restoring mobile telephony antennae sites: 215 million euros (229 million euros at December 31, 2006);

-

dismantling telephone poles: 156 million euros (119 million euros at December 31, 2006);

-

management of waste electrical and electronic equipment: 65 million euros (60 million at December 31, 2006);

-

dismantling public telephones: 62 million euros (54 million euros at December 31, 2006).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 29 - OTHER LIABILITIES AND DEFERRED INCOME

29.1 Other liabilities

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
VAT payable	952	1,061
Taxes other than on income	351	389
Cable network access fees	653	705
Deferred gains and losses on securities (1)	157	232
Other	594	682
Total other liabilities	2,707	3,069
Of which non-current liabilities	870	959
Of which current liabilities	1,837	2,110

(1)

At December 31, 2007, this item mainly comprises the deferred gain following the merger of FT España, FTOT and Amena (see Note 4) for an amount of 129 million euros. At December 31, 2006, it mainly comprised the deferred gain following the merger of FT España, FTOT and Amena (see Note 4) for an amount of 129 million euros and the deferred gain on shares in Tower Participations SAS for an amount of 53 million euros (see Note 8).

29.2 Deferred income

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Prepaid telephone cards	634	631
Service access fees	1,000	1,041
Deferred revenue (1)	1,564	1,444
Other	77	61
Total	3,275	3,177

(1)

Including loyalty programs for an amount of 418 million euros at December 31, 2007 and 400 million euros at December 31, 2006.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 30 - EQUITY

At December 31, 2007, the share capital of France Telecom S.A. amounted to 10,457,395,644 euros, comprising 2,614,348,911 ordinary shares with a par value of 4 euros each. For the year ended December 31, 2007, the weighted average number of ordinary shares outstanding amounted to 2,601,559,094, and the weighted average number of ordinary and dilutive shares amounted to 2,763,924,859.

At December 31, 2007, the French State owned 27.34% of France Telecom's share capital either directly or indirectly through ERAP and 27.45% of the voting rights.

30.1

Changes in share capital

In 2007, France Telecom S.A. issued 7,675,781 new shares including 1,326,010 shares underlying the subscription options for Wanadoo shares transferred to France Telecom, 6,258,131 shares underlying the options liquidity instruments held by Orange stock option holders, and 91,640 shares underlying the subscription options for France Telecom S.A. shares (following accelerated exercise of the options due to the sale of the Dutch subsidiaries on October 1, 2007).

The resulting capital increase was noted by the Board of Directors on January 21, 2008.

30.2

 Treasury shares

The Ordinary and Extraordinary Shareholders' Meeting of April 21, 2006 authorized a share buyback program for up to 10% of France Telecom's capital, valid until October 21, 2007. On May 21, 2007, it renewed this authorization until November 20, 2008. The description of France Telecom's share buy back program was published on May 21, 2007. During 2007, France Telecom bought back 9,113,884 shares under the program.

In May 2007, France Telecom also entered into a liquidity contract for its ordinary shares with a financial institution. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At December 31, 2007 France Telecom held 1,415,000 treasury shares under the liquidity contract. The unused balance allocated to the liquidity account has been invested in liquidity money market funds.

At December 31, 2007, France Telecom S.A. held 10,528,884 treasury shares, recorded as a reduction in equity.

At December 31, 2006, France Telecom S.A. did not hold any treasury shares.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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30.3 Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Net income of continuing operations used for calculating basic earnings per share (a)	6,300	1,033
Impact on net income of converting each category of dilutive financial instrument:
- Perpetual bonds redeemable for shares (TDIRAs) (1) and (2)	193	-
- OCEANE bonds (2)	25	12
Net income of continuing operations used for calculating diluted earnings per share (b)	6,518	1,045
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	-	3,106
Net income used for calculating basic earnings per share (a) + (c)	6,300	4,139
Net income used for calculating diluted earnings per share (b) + (c)	6,518	4,151

(1)

The TDIRAs were considered dilutive at December 31, 2007. At December 31, 2006, however, they were considered as anti-dilutive and were therefore excluded from the calculation of diluted earnings per share at that date.

(2)

See Note 21.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

	Year ended
(number of shares)	December 31, 2007	December 31, 2006
Weighted average number of ordinary shares outstanding - basic	2,601,559,094	2,604,227,117
Perpetual bonds redeemable for shares (TDIRAs) (1)and (2)	110,067,701	-
OCEANE bonds (2)	44,688,733	44,688,733
France Telecom stock option plans and similar (3)	3,901,336	2,823,071
Treasury shares held to cover free share award plans (4)	3,707,995	-
Weighted average number of shares outstanding - diluted	2,763,924,859	2,651,738,921

(1)

TDIRAs represented 110,067,701 shares at December 31, 2007 and 128,943,080 shares at December 31, 2006.

(2)

See Note 21.

(3)

See Note 27. Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

(4)

See Note 27.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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30.4

Dividends

France Telecom S.A.'s Ordinary Shareholders' Meeting held on May 21, 2007 decided to pay shareholders a cash dividend of 1.20 euro per share in respect of 2006. The dividend was paid on June 7, 2007 in the total amount of 3,117 million euros.

The Annual Ordinary Shareholders' Meeting held on April 21, 2006 decided to pay France Telecom shareholders a cash dividend of 1 euro per share in respect of 2005. The dividend was paid on May 10, 2006 in the total amount of 2,602 million euros.

30.5

 Cumulative translation adjustment

At December 31, 2007, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (664) million euros. Of the total, (141) million euros at December 31, 2007 concerned goodwill relating to Orange UK.

At December 31, 2006, the positive translation adjustment was mainly due to the variation of the pound sterling for an amount of 390 million euros. Of the total, 272 million euros at December 31, 2006 concerned goodwill relating to Orange UK.

30.6 Gains and losses recognized directly in equity

30.6.1 Assets available for sale reserve

Gains or losses on securities	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Bull	30	52
Steria	11	20
MobilCom AG	11	15
Other	28	31
Total	80	118

30.6.2 Cash flow hedge reserve

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the cash flow hedge reserve. For France Telecom S.A., this mainly comprises the effective portion of cross-currency interest rate swaps which qualify for hedge accounting.

When the hedging relationship is discontinued either because the hedging instrument has been wound up or it no longer qualifies for hedge accounting, but the hedged item remains on the balance sheet, the portion held in the cash flow hedge reserve is amortized over the remaining term of the hedging relationship as documented at inception.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Cash flow hedge reserve	Year ended
(in millions of euros)	December 31, 2007	December 31, 2006
Effective portion of cross-currency interest rate swaps	220	(61)
Amortization of the reserve relating to discontinued hedges	(12)	(31)
France Telecom S.A.	208	(92)
TP S.A.	3	(6)
Total	211	(98)

The deferred tax relating to the cash flow hedge reserve amounted to:

-

(72) million euros at December 31, 2007, relating to France Telecom S.A.

-

32 million euros at December 31, 2006, mainly including 30 million euros for France Telecom S.A.

30.7 Minority interests

30.7.1 Minority interests on the income statement

At December 31, 2007, net income attributable to minority interests relates mainly to TP Group (315 million euros) and Mobistar (144 million euros).

At December 31, 2006, net income attributable to minority interests related mainly to TP Group (206 million euros), Mobistar (149 million euros), and PagesJaunes (105 million euros).

30.7.2 Dividends

At December 31, 2007, dividends paid out to minority shareholders mainly concern TP Group (273 million euros), Mobistar (142 million euros, Sonatel (88 million euros) and ECMS (71 million euros).

At December 31, 2006, dividends paid out to minority shareholders mainly concerned TP Group (190 million euros), PagesJaunes (131 million euros), Mobistar (76 million euros) and ECMS (66 million euros).

30.7.3 Minority interests reflected on the balance sheet

At December 31, 2007, minority interests relate mainly to TP Group (2,000 million euros), FT España (1,153 million euros), Sonatel (528 million euros), and Mobistar (393 million euros).

At December 31, 2006, minority interests related mainly to TP Group (2,002 million euros), FT España (1,587 million euros), Sonatel (476 million euros), and Mobistar (391 million euros).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 31 - ADDITIONAL CASH FLOW DISCLOSURES

31.1 Year ended December 31, 2007

France Telecom offset 178 million euros of various tax receivables against payment of VAT liabilities for May and June 2007.

31.2 Year ended December 31, 2006

France Telecom used 235 million euros from the reimbursement of its carryback receivable recognized in respect of 2000, which matured in 2006, against payment of VAT payables for May and June.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 32 - OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2007, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this note, likely to have a material effect on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides a schedule of commitments and contractual obligations reflected on the balance sheet at year-end. It covers gross financial debt after derivatives, early retirement plans, pensions and other post-employment benefits, and the TDIRA equity component.

	(in millions of euros)	Commitments and contractual obligations reflected on the balance sheet At December 31, 2007
		Balance Sheet At December 31, 2007		Schedule of undiscounted future cash flows
		Note	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
	Gross financial debt after derivatives	20.2	43,264	10,916	12,142	9,985	22,111
o/w:	Credit line drawdowns (1)	22	2,398	748	1,374	276
	OCEANE bonds and TDIRAs (2)	20.2 and 21	4,496	222	1,275
	Finance leases	20.2	1,525	126	274	305	1080
	Amena price guarantee (3)	10 and 20.2	516	516
	Early retirement plan	28	1,466	669	787	107
	Pensions and other post-employment benefits	26	598	118	215	135	333
	Equity component of OCEANE bonds and TDIRAs (2)	21	1,254		97
	Total		46,582	11,703	13,241	10,227	22,444

(1)

Before accounting for the impact of derivatives.

(2)

Maximum amounts assuming no conversion or exchange. As the TDIRAs are undated, redemptions are not included in the schedule.

(3)

Earliest date on which the guarantee may be exercised. See below.

Amena price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil SA (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom. At the end of this period, and for an initial period of one month, the minority shareholders may approach France Telecom in order to determine whether it is interested in buying their shares, in which case discussions could begin. After this one-month period, and for a period of six months, certain minority shareholders may decide to sell all of their shares provided that they received from a third party a "Bona Fide Offer", defined as an offer at least equal to a floor valuation of the shares as established by two investment banks. After receiving the "Bona Fide Offer", the minority shareholders are required to notify France Telecom, which may decide to acquire the shares or not.

Disclaimer

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If France Telecom decides to acquire the shares, it undertakes to pay a price per share at least equal to 90% of the price it paid for the Auna shares in 2005 plus capitalized annual interest of 4.5% (the "Guaranteed Price"). If it decides not to acquire the shares, France Telecom undertakes to indemnify the minority shareholders, if they actually sell their shares, for any negative difference between the price of the "Bona Fide Offer" and the "Guaranteed Price". This price guarantee given to minority shareholders has been accounted for as a "synthetic" derivative and measured at fair value at 31 December 2007 for an amount of 516 million euros.

After the six months, minority shareholders may ask for their shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share.

As from three years and seven months after November 8, 2005 and until the fifth anniversary of the acquisition date, France Telecom holds a call option on the shares held by the minority shareholders, that may be exercised at a price equal to the higher of (i) the fair value of the shares and (ii) the Guaranteed Price.

32.1 Investment, purchase and leasing commitments

(in millions of euros)	Payments due by maturity at December 31, 2007
	Note	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Operating lease commitments	32.1.1	6,023	1,144	2,006	1,190	1,683
Investment commitments	32.1.2	1,472	1,195	63	11	203
Commitments related to the purchase and leasing of goods a and services	32.1.3	2,928	1,586	772	261	309
Total		10,423	3,925	2,841	1,462	2,195

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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32.1.1 Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2007:

(in millions of euros)	At December 31, 2007
	Finance leases (1)	Operating leases (1)
2008	126	1,144
2009	136	1,012
2010	138	994
2011	147	664
2012	158	526
2013 and beyond	1,080	1,683
Total minimum future lease payments (3)	1,785	6,023
Less interest payments	(260)
Net present value of minimum commitments	1,525	6,023

(1)

Included in financial debt (see Note 20).

(2)

Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom's real estate assets (see below).

(3)

Includes lease payments corresponding to the Orange Switzerland and FT SA QTE Leases, for which deposits have already been provided (see Notes 16 and 18).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. The Group may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to 297 million euros at December 31, 2007 (327 million at December 31, 2006). Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2007 amounted to 1,260 million euros (1,270 million euros for the year ended December 31, 2006).

32.1.2 Investment commitments

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, the Group may be subject to certain obligations imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years, not included in the table above, as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities. The Group may also be required to pay further fixed or variable user fees on expiry of these licenses.

Moreover, in certain exceptional cases, the Group is committed to carry out or to vote in favor of valued investment programs. More particularly, as part of the acquisition of TP Group, France Telecom undertook to the Polish Treasury to vote in favor of a multi-annual investment program of 27 billion zlotys covering the period from January 1, 2001 to December 31, 2007. This undertaking has been fulfilled. At December 31, 2007, the total amount of investments made by TP Group, including the purchase by TP S.A. from FTMI of its 34% holding in PTK Centertel and the purchase by TP S.A. of the minority interests in Wirtualna Polska, amounted to 33 billion zlotys. FT España is committed to investing 368 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain. At December 31, 2007, the residual amount of this commitment was 128 million euros.

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This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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32.1.3 Commitments related to the purchase and leasing of goods and services

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2007 relate to the following:

-

the purchase of transmission capacity for an overall amount of 1,268 million euros, of which 713 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

-

purchases of mobile telephony equipment for an aggregate amount of 268 million euros; and,

-

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 180 million euros.

32.2 Guarantees

(in millions of euros)	Commitments due by maturity at December 31, 2007
	Note	Total/ Ceiling	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Guarantees given to third parties by France Telecom
- in the ordinary course of business (1)	32.2.1	125	33	10	5	77
- in relation to disposals (2)	32.2.2	1,420	288	731	261	140
- France Telecom S.A. QTE leases	32.2.3	1,348	41	16	-	1,291
Total		2,893	362	757	266	1,508

(1)

This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.

(2)

Capped guarantees.

32.2.1 Guarantees given in the ordinary course of business

The Group's main commitments relating to borrowings are set out in Notes 20, 21, 22 and 24.

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom S.A. and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group's commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in Note 32.5 ("Assets covered by commitments"). No material guarantees have been granted by the Group to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

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32.2.2 Guarantees granted on disposals

•

Asset and liability warranties

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to the Group's results and financial position. The following table sets out the ceilings and expiration dates applicable to the main warranties granted at December 31, 2007:

(in millions of euros)		Ceilings and expiration dates
	Beneficiary	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Asset/investment sold
- TDF (1)	Tower Participations and subsidiaries	631		631
- Dutch businesses (2)	Deutsche Telekom	400				400
- Casema (1)	Cable Acquisitions	250	250
- Orange Denmark (1)	TeliaSonera	91		91
- Other		48	38	9	1
Total		1,420	288	731	1	400

(1)

At December 31, 2007, the only specific warranties outstanding were given in relation to taxation, social security, environmental law and competition law.

(2)

The 400 million euros ceiling only applies to warranties concerning taxes. Other warranties are capped at 260 million euros and expire in 2009.

•

Other warranties

On the disposal of PagesJaunes Group to Mediannuaire (see Note 4), France Telecom undertook to compensate Mediannuaire in the event of failure to comply with the warranties, within a maximum limit of 450 million euros. This commitment expired during 2007 without being called upon.

32.2.3 France Telecom S.A. QTE leases

As part of cross-leasing transactions ("QTE" leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2007, these guarantees (denominated in US dollars) represented 1,348 million euros (1,521 million euros at December 31, 2006).

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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32.3 Commitments in respect of securities

At December 31, 2007, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues or to sell its holdings. At December 31, 2007, the main agreements concerned Mobinil (Egypt), Sonaecom (Portugal) and One (Austria).

•

Amount of conditional commitments to acquire or subscribe to securities

(in millions of euros)	Commitments due by maturity at December 31, 2007
	Total	Before end December 2008	From January 2009 to December 2010	From January 2011 to December 2012	From January 2013
Conditional commitments to acquire or subscribe to securities (1) (2)	404		6		398

(1)

When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

(2)

 Mainly comprises Mobinil (Egypt) in the event of a change of control of one of the parties.

•

Mobinil (Egypt)

The shareholders' agreement which governs relationships between France Telecom and Orascom provides that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the shares. The exercise price of the put options is equal to the market value of the shares, determined on the basis of the share price of ECMS (a listed company whose total market capitalisation was 2.6 billion euros on December 31, 2007 and which was 51%-owned by Mobinil, which in turn is 71.25%-owned by France Telecom). On this basis, France Telecom's maximum commitment at December 31, 2007 would amount to 378 million euros.

The shareholders’ agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares. The initial price offered may not be less than the market value of the shares, determined on the basis of the share price of ECMS . On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision. (see Note 33 "Litigation and claims").

•

Sonaecom

The shareholders' agreements between France Telecom and Portugal-based Sonae, a shareholder of Sonaecom, allow for the exercise of call options by Sonae or put options by France Telecom in the event of the non-renewal of the strategic partnership agreement between the two parties initially fixed at a term of three years. These options are generally exercisable at a price based on the market price. Their exercise terms and conditions and basis for calculation are defined in the shareholders' agreement. In the event that Sonae sold more than 80% of its interest in Sonaecom before the end of the three-year period covered by the strategic partnership agreement, France Telecom could be required to sell its own stake at the same price.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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•

One

Upon their acquisition of the entire share capital of One, the investment fund Mid Europa Partners and France Telecom entered into a shareholders' agreement which contains clauses governing transfers of the shares. Under the agreement, the parties have undertaken not to sell their holdings for a period of four years as of the acquisition date (i.e. until October 2, 2011). France Telecom has granted Mid Europa Partners a call option over its shares in the company at their market price should France Telecom make acquisitions giving rise to a conflict of interest. Upon expiration of the lock-up period, each shareholder has a right of first refusal over the shares of the other party should that party decide to sell them. France Telecom also has a call option over the shares owned by Mid Europa Partners upon expiration of the lock-up period.

32.4 Commitments relating to employees other than pensions and other post-employment benefits

•

Commitments relating to the public service secondment plan

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body's services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she holds at France Telecom; (iii) reimbursing the new employer for any additional employer social security taxes due further to the secondment; and (iv) paying the new employer an amount equal to four months' salary of the seconded employee.

France Telecom is also required to pay (i) any training costs; (ii) an indemnity - paid at the time of the employee's secondment - intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee's integration into the new public service position, equivalent to four months' remuneration. Similar provisions are applied for private sector employees moving to the public sector.

The impact of these provisions depends on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the associated costs are provisioned when it is probable or certain that these staff transfers will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2007, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately 144 million euros, of which 22 million euros is covered by a provision at December 31, 2007.

•

Individual right to training for employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 2.3 million hours at December 31, 2007.

In accordance with the accounting policies set out in Note 2, at December 31, 2007 no provisions were recognized relating to statutory training rights in France Telecom's financial statements.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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32.5 Assets covered by commitments

The table below demonstrates France Telecom's ability to freely use its assets at December 31, 2007.

		Year ended
(in millions of euros)	Note	December 31, 2007	December 31, 2006
Assets held under finance leases	32.5.1	573	627
Non-current pledged or mortgaged assets	32.5.2	1,553	542
Collateralized current assets		377	114
Outstanding sold receivables(1)		2,653	2,823
Total		5,156	4,106
Pledged consolidated shares		1	89

(1)

Subordinated portion and deferred prices retained by the Group in relation to sold receivables.

32.5.1 Assets held under finance leases

The amount of assets held under finance leases includes, notably, 219 million euros in respect of Orange UK's in-substance defeasance operation at December 31, 2007 (282 million euros at December 31, 2006).

32.5.2 Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

(in millions of euros)	Year ended December 31, 2007
	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	Percentage (a)/(b)
Intangible assets, net (excluding goodwill)	1	16,658	0%
Property, plant and equipment, net	1	27,849	0%
Non-current loans and receivables (1)	1,551	1,960	79%
Other (2)		39,621	N/A
Total non-current assets	1,553	86,088	2%

(1)

See Notes 20.3 and 33.

(2)

This item includes net goodwill, interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 33 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs that may result from  these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

At December 31, 2007, provisions totalling 472 million euros (compared with 375 million euros at December 31, 2006) were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom does not provide details of the provisions, as it considers that their disclosure on a case-by-case basis could seriously harm the Group.

The litigation and claims that could have a significant effect on France Telecom’s financial position are described below.

Litigation related to competition law

A number of claims have been issued against France Telecom by competitors for alleged anti-competitive behavior, for which they are generally seeking a cease order together with financial penalties in case of non-compliance. If the claims are upheld, France Telecom may be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by these practices.

European Commission procedures and requests for information

•

In January 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused in particular on the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

In its August 2, 2004 decision the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to  recover from France Telecom an amount of aid that it estimated to be between 798 million euros and 1.140 billion euros plus interest, pending a more precise calculation. The precise quantification of the alleged aid has been the subject of extensive but inconclusive discussions between the French government and the European Commission, with the French authorities contesting the relevance of the method and reliability of the indicative figures proposed by the Commission.

In January 2005, France Telecom lodged an appeal against  this decision with the European Court of First Instance. For its part, the French State had filed an equivalent appeal in October, 2004.  In October, 2006, the European Commission asked the European Court of Justice to rule that the French authorities had failed to execute its decision.

On October 18, 2007, the European Court of Justice concluded that the French authorities had failed to respect their obligation to execute this decision within the prescribed time limits.  Following the October 18 ruling, France Telecom placed in an escrow account, pending the final decision on the substance of the matter, the amount of 757 million euros corresponding to the net estimate of the supposed State aid on the basis of valuations provided by the State to the European Commission in July, 2004 (gross amount of 798 million euros), and after taking account of the impact of corporation tax applicable between 1994 and 2002, and of late interest charges calculated pursuant to the Commission regulation of April 21, 2004.  The amount in escrow will be transferred to the French State if the appeal of the August 2, 2004 Commission decision should be dismissed by the European Court of First instance.  In the contrary event, it will be returned to the full possession of France Telecom.

Subsequent to the setting up of the escrow account, the French authorities and the Commission held discussions aimed at establishing the methodology applicable to the calulation of late interest charges imposed by the Commission regulation of April 21, 2004.  On the basis of the 798 million euros gross amount related to the supposed State aid, the amount to be placed in escrow was ultimately fixed at 813 million euros as at February 6, 2008. The discussions between the French authorities and the Commission services also concern the relevance of referring  to the amount of 798 million euros for purposes of this calculation.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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In its October 28, 2007 non-execution ruling, the European Court of Justice did not of course express any opinion on the validity of the underlying Commission decision of August 2. 2004. Under these circumstances, the assessment of the risk in this litigation is unchanged and the risk continues to be classified as a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

•

In December 2001, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of 10.4 million euros for abuse of dominant position between March 2001 and October 2002. On January 30, 2007, the European Court of First Instance upheld this decision. France Telecom has filed an appeal with the European Court of Justice.

Proceedings with national competition authorities

•

In July 2004, Bouygues Telecom Caraïbes filed a complaint with the Competition Council along with a claim for around twenty injunctions against Orange Caraïbes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. On December 9, 2004, the Competition Council issued four injunctions against Orange Caraïbes, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraïbes, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions, while extending the timeframe for implementing two of them. An investigation into the substance of the case was opened in December 2005.  In May, 2007, the Competition Council joined this proceeding with a June, 2005 claim by Outre-mer Telecom.

•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in anti-competitive agreements with SFR and Bouygues Télécom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. France Telecom paid this fine in 2005. On December 12, 2006, the Paris Court of Appeal rejected Orange France’s appeal, and on June 29, 2007, the French Supreme Court partially overturned the Court of Appeal Decision.  Orange France has brought proceedings for a new hearing before the Court of Appeal.

•

In Switzerland, the Competition Council’s inquiry into mobile call termination charges, which began at end-2002, is still pending. On February 16, 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of dominant position in the call termination market during the period prior to June 2005, at which date Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an inquiry into the period after June 1, 2005. A decision could be handed down in the second half of 2008.  France Telecom is currently unable to predict the outcome of these proceedings.

•

On February 22, 2007, the Office for Electronic Communications (OEC) imposed a fine of 339 million zlotys (86 million euros) on TP for having established its Internet (neostrada) price list without observing  the provision of the Polish law on telecommunication which requires prices to be based on the cost of provision. The European Commission has indicated that the market analysis on which the OEC founded its decision is incorrect. TP considers the regulatory authority erred in challenging its Internet tariffs since they are not defined as regulated services.  In March, 2007, TP filed an appeal with the Competition and Consumer Protection Court.

•

On August 14, 2007, France Telecom was informed that Free had filed a complaint with the Competition Council against France Telecom concerning the rollout of fiber optic networks. This complaint includes a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing very high bandwidth services, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken.  A decision on the injunction is expected in February, 2008. At this stage in the proceedings, France Telecom is not in a position to assess the risk involved.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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•

In October 2007, the national competition authority in Spain, the CNC, opened an investigation relating to a possible anti-competitive agreement among the country's three main mobile telephone operators, Movistar, Vodafone and Orange.  This investigation follows complaints by consumer associations which allege that the operators agreed among themselves to increase their tariffs as of March 1,  2007.  At this stage of the proceedings, France Telecom is not in a position to assess the risk involved.

Civil proceedings

•

Three proceedings are currently pending before German courts, all relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom. This investment was agreed to on March 23, 2000 under the aegis of the contract known as the “Cooperation Framework Agreement” (CFA), and subsequently was brought to an end on November 20, 2002 by a negotiated settlement, known as the “MobilCom Settlement Agreement” (MCSA). Under the terms of this settlement, France Telecom purchased the Mobilcom receivables held by the bank syndicate members and suppliers at their face value and wrote-off the receivables as well as the repayment of shareholders’ advances made to MobilCom during the previous two years for a total settlement payment of approximately 7 billion euros. These judicial proceedings have been initiated either by the court-appointed liquidator in the personal bankruptcy of the former MobilCom CEO Gerhardt Schmid, or by minority shareholders of MobilCom related to Mr Schmid. The parties are claiming very significant amounts on the basis of the alleged improper enforcement of the CFA and/or violation of German law on the protection of minority interests. The plaintiffs accuse France Telecom in substance of having undertaken the UMTS project and then terminated it, and of having imposed these decisions on MobilCom and its then CEO by means of a supposed “hidden” or “de facto” domination.

The first action was brought in December 2003 before the Kiel Court by Millenium, a minority shareholder of MobilCom owned by Mrs. Schmid-Sindram. In December 2005, Millenium raised its claim to 5.41 billion euros excluding interest in respect of the losses suffered by it and by MobilCom as a result of the so-called de facto domination (see below). On January 30, 2008, the Court held that it was competent; it will set out the subsequent steps in the proceedings at a later date.

The second action, launched in December 2003, is currently pending before the Schleswig-Holstein Court of Appeal after the plaintiffs’ claims were rejected as unfounded by the Flensburg Court on August 12, 2005. The claimants in this action are Mrs. Schmid-Sindram and Mr Marek, another MobilCom minority shareholder. They are also claiming compensation for loss suffered due to the alleged dominant relationship, which they evaluate at a theoretical supplement to the share price multiplied by the number of shares held by the plaintiffs or possibly by all the shareholders. In its September 14, 2007 hearing, the Chairman of the Court of Appeal found that no dominant relationship existed in this case; he also permitted the claimants to further develop their arguments.

The third pending action was brought before the Frankfurt Court in December 2004 by the court-appointed liquidator in Gerhardt Schmid’s personal bankruptcy. The claim disregards all waivers of rights to legal recourse stipulated in the MCSA, which he claims are null and void, alleging improper enforcement of the CFA as well as de facto domination. In December 2005, the claim was increased to 7.22 billion euros excluding interest, on the basis of a fictitious reconstruction of MobilCom’s value had the UMTS project been successful. On January 16, 2008, the Court dismissed the claim.

Although the outcome of this case cannot be determined with certainty, France Telecom considers that all these actions are unfounded and in bad faith.

•

In December 2006, Free brought action against France Telecom before the Paris Commercial Court, claiming compensation for the loss it believes it has suffered due to France Telecom’s anti-competitive practices in the broadband access market between 1999 and 2005. Free accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its dial-up customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros subject to valuation, and to appoint a board of three experts to determine the number of subscribers lost by Free. Although the

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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outcome of this case cannot be determined with certainty, France Telecom considers that Free’s claims are unfounded, since Free was in a position to benefit fully from the growing and buoyant broadband market in France.

•

In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange’s products and services between 1995 and 2003 went into liquidation on December 18, 2003. Suberdine is claiming that Orange unlawfully terminated their business relationship and holds Orange responsible for its liquidation. In March 2006, the Paris Commercial Court dismissed the shareholders’ claim but ordered Orange to pay Suberdine 12 million euros. Both Suberdine by its voluntary liquidator and Suberdine’s shareholders have appealed, while the court-appointed liquidator has formally given notification of the Court’s decision.  Orange considers that Suberdine’s appeal is inadmissible and that all its claims, amounting to some 778 million euros, are unfounded.

•

The lawsuit by Lectiel (formerly Filetech) for anti-competitive practices and free provision of its directory database dates back to 1991.  On January 5, 1994, the Paris Commercial Court dismissed its claim:  it is this decision which is currently pending before the Paris Court of Appeal.  A number of other proceedings have been initiated alongside this main claim, including the claim by Lectiel before the Competition Council which, on September 29, 1998, ordered France Telecom to pay a 1.52 million euro fine and to grant access to the directory data upon request using a cost-oriented tariff. The Paris Court upheld this decision on June 29, 1999. In parallel, the “looting” by Lectiel of France Telecom’s database resulted in Lectiel being convicted on criminal charges.  Before the Paris Court, and following the principles of its June 13, 2001 preliminary judgement, the lawsuit turns on the legal protection for directory databases, their cost and the observance by France Telecom of the rules governing their provision.   In December 2006, Lectiel increased its claim to 376 million euros and also asked the court to order France Telecom to provide its directory databases free of charge along with daily updates, or otherwise pay a fine of 1.5 million euros a day. Although the outcome of this dispute cannot be assessed with certainty, France Telecom considers that Lectiel’s claims are unfounded.

•

At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac (since absorbed into France Telecom S.A.) before the Paris Commercial Court, following a claim against Nerim for unpaid invoices. Nerim claims not to owe any amounts to Transpac and is claiming that on the contrary Transpac and Wanadoo engaged in anti-competitive behavior, warranting damages of 57 million euros. Although the outcome of this dispute cannot be assessed with certainty, France Telecom considers that the claims are unfounded.

Administrative litigation

•

In November 2000, the SNCF lodged a claim with the Paris Administrative Court (Tribunal administratif de Paris), for 135.2 million euros in damages against France Telecom relating to its use of SNCF railway infrastructure between 1992 and the end of 1996. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unfounded for the period prior to that date. France Telecom has already set aside a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. On March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. The SNCF has lodged an appeal against the decision with the Administrative Supreme Court (Conseil d’Etat).

International arbitration

•

In 2001, a dispute arose over the interpretation of a contract for the sale and installation by the Danish company DPTG of a fiber optical transmission system (known as “North-South Link”, or "NSL") for the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP SA. The contract, signed in 1991 and for which work was completed in 1994, provided for payment of part of the contract price by allocating to DPTG 14.8% of certain profit from the NSL for fifteen years from the system’s installation, that is, from January, 1994 to January, 2009.

In 1999 the parties came into disagreement regarding the calculation of this revenue. In 2001, DPTG initiated arbitration proceedings. DPTG’s claims, calculated up to January, 2006, amount to 670 million euros excluding interest, with regard to

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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services initially valued at less than 20 million euros.  TP challenges both the basis of the claim and the amounts claimed by DPTG.

In 2004 the tribunal appointed an expert to evaluate the revenue “from the NSL” to be used as a basis for calculating the share attributable to DPTG. Between November, 2005 and December, 2007, this expert has delivered three successive reports proposing widely differing estimates. In October, 2007, the tribunal named a second expert to assess the appropriateness and consistency of the first expert’s models. In January, 2008, the second expert concurred, in all material respects, with the conclusions of the latest report of the first expert.

The latest timetable issued by the tribunal anticipates a final hearing at the end of May or the beginning of June, 2008.

•

On March 13, 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that  France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of any opportunity to collect their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005.  France Telecom considers that it has at all times acted in accordance with the will of the governing bodies of its subsidiary, and in accordance with its subsidiary’s interests.  It considers the claim to be unfounded.

•

The shareholders’ agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares (see Note 32.3 “Commitments in respect of securities”)

On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision to a disagreement for which it had previously launched the bidding process provided for in the shareholders’ agreement. France Telecom considers that the launch of the bidding process is entirely groundless.  The arbitral tribunal was formed on November 29, 2007.

There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom is aware, which may have or have had in the last twelve months a material impact on the company and/or Group’s financial position or profitability.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 34 - RELATED PARTY TRANSACTIONS

34.1 Members of the Board of Directors and Group Management Committee of France Telecom

The following table shows the compensation disbursed by France Telecom S.A. and the companies it controls to persons who are, or were during the financial year 2007, members of France Telecom's Board of Directors or Group Management Committee.

	Year ended
(in euros)	December 31, 2007	December 31, 2006
Short-term benefits excluding employer social security payments (1)	7,599,715	8,078,292
Employer social security payments on short-term benefits	1,893,757	1,568,386
Post-employment benefits (2)	1,642,186	693,863
Other long-term benefits (3)	-	-
Termination benefits	4,691,381	-
Share-based compensation (4)	1,213,091	905,430

(1)

The amount of variable compensation relating to the second semester of 2007 and incentive bonuses, profit-sharing and employer contributions, which will be paid in 2008, are not known on the publication date. Consequently, the 2007 amount includes all compensation (gross salaries, bonuses, attendance fees, non-monetary benefits, incentive bonuses, profit-sharing and employer contributions) which were paid in 2007 but not in respect of 2007. However, the 2006 amount includes all compensation (gross salaries, bonuses, attendance fees and non-monetary benefits) paid in respect of 2006 and incentive bonuses, profit-sharing and employer contributions which were paid in 2006.

(2)

Service cost.

(3)

Deferred compensation.

(4)

Expense recorded in the income statement in respect of stock option plans and employee shareholding plans.

Didier Lombard has waived his right to receive attendance fees.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2007 in respect of persons who are, at the end of the 2007 financial year, members of the Group Management Committee, including Didier Lombard, amounted to 6,597,945 euros (6,563,870 euros in 2006).

Should the Board of Directors decide to end Didier Lombard's term of office and such decision leads to the termination of his employment contract, which was suspended at the time of his election as executive officer, he will receive a settlement equal to 21 months of his last total gross annual compensation (including the contractual termination benefit), upon the Board of Directors' decision. Contracts of other members of the Group Management Committee include a clause providing a contractual termination settlement not exceeding 15 months of their last total gross annual compensation (including the contractual termination benefit).

34.2 Related party transactions

The related party transactions summarized below cover the main transactions carried out in the ordinary course of business with associates, proportionally consolidated companies and companies in which the Chairman of France Telecom's Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of France Telecom's largest customers, as well as those to its various regional and local authorities, are provided on an arm's length basis.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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34.2.1

Transactions with associates

Transactions carried out with associates during the financial year represented less than 1 million euros and are therefore not described below.

34.2.2

Transactions with proportionally consolidated companies

(in millions of euros)	December 31, 2007
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services
Darty FT	24	32	15	(22)

(in millions of euros)	December 31, 2006
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services
Darty FT	21	29	17	(24)

The data presented above represents the portion which has not been eliminated on consolidation.

34.2.3

 Transactions with companies in which the Chairman of France Telecom's Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee

(in millions of euros)	December 31, 2007
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services

Thomson	4	1	12	(2)

(in millions of euros)	December 31, 2006
	Trade receivables, net	Trade payables	Sales of goods and services	Purchases of goods and services

Thomson	5	4	8	(2)

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 35 - SUBSEQUENT EVENTS

No event other than those described above has occurred since the year end.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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NOTE 36 - LIST OF CONSOLIDATED COMPANIES

The main changes in consolidation scope in the 12 months to December 31, 2007 are set out in Note 4. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

Company		Country
France Telecom S.A.	Parent company	France

Personal Communication Services

Fully consolidated companies	% interest	Country

Orange SA	100.00%	France
Mobistar	50.17%	Belgium
Orange Botswana	51.00%	Botswana
Orange Cameroon	99.50%	Cameroon
Orange Côte d'Ivoire	85.00%	Ivory Coast
Orange Holding A/S	100.00%	Denmark
Orange Dominica	100.00%	Dominican Republic
Amena Movil	79.32%	Spain
FT España (Personal)	79.32%	Spain
Inversiones en Telecomunicaciones	52.88%	Spain
FCC Orange SA	100.00%	France
Orange Caraïbes	100.00%	France
Orange France	100.00%	France
Orange International SAS	99.96%	France
Orange Mayotte	100.00%	France
Orange Réunion	100.00%	France
SPM Telecom	70.00%	France
CGBC (TEN)	75.70%	France
Orange Bissau (1)	42.33%	Guinea Bissau
Orange Guinée (1)	38.10%	Guinea
Orange Services India Private Limited	100.00%	India
Mobilecom	51.00%	Jordan
FTM Liban	67.00%	Lebanon
Orange Liechtenstein	100.00%	Liechtenstein
Moskito Productions	42.64%	Luxembourg
TopLine Distribution	42.64%	Luxembourg
VOXmobile	50.17%	Luxembourg

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Personal Communication Services

Fully consolidated companies	% interest	Country

Orange Madagascar	71.79%	Madagascar
Ikatel (1)	29.73%	Mali
Orange Moldova (formerly Voxtel)	94.31%	Moldova
Orange Niger	80.00%	Niger
PTK-Centertel (2)	48.58%	Poland
Orange Centre Afrique	100.00%	Central African Republic
Orange Dominicana	100.00%	Dominican Republic
Orange Romania	96.82%	Romania
Orange Retail Ltd	100.00%	United Kingdom
Orange 3G Limited	100.00%	United Kingdom
Orange Holdings Ltd	100.00%	United Kingdom
Orange Ltd	100.00%	United Kingdom
Orange Personal Communications Services Ltd	100.00%	United Kingdom
Orange Cellular Services Ltd	100.00%	United Kingdom
Orange Global Ltd	100.00%	United Kingdom
Orange Mobile Services	100.00%	United Kingdom
Orange Paging	100.00%	United Kingdom
Orange Payment Handling Services (formerly The Point Telecommunications)	100.00%	United Kingdom
Trust of Receivables Orange	100.00%	United Kingdom
Orange Corpsec	100.00%	Slovakia
Orange Slovensko	100.00%	Slovakia
Orange Communications SA ("OCH")	100.00%	Switzerland
Orange Network SA	100.00%	Switzerland
Orange Sverige	100.00%	Sweden
Sonatel Mobiles (1)	42.33%	Senegal

(1)

Sonatel and its subsidiaries are fully consolidated as France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors.

(2)

TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA's Supervisory Board members. TP SA and its subsidiaries are therefore fully consolidated.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Personal Communication Services

Proportionally consolidated companies	% interest	Country

Irisnet	25.09%	Belgium
Mobinil for Telecommunications (1)	71.25%	Egypt
Egyptian Company for Mobile Services (ECMS) (2)	36.36%	Egypt
Mobinil Invest (2)	37.06%	Egypt
Mobinil Services Company (2)	36.33%	Egypt
Darty France Télécom	50.00%	France
Getesa	40.00%	Equatorial Guinea
Cellplus Mobile Communications Ltd	40.00%	Mauritius

(1)

France Telecom Group holds a 71.25% stake in Mobinil for Telecommunications, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

(2)

ECMS and its subsidiaries are controlled by Mobinil and therefore proportionally consolidated by France Telecom Group SA.

Personal Communication Services

Associates consolidated by the equity method	% interest	Country

One (PASR 24)	35.00%	Austria
Safelayer	12.86%	Spain
GIE Preventel	27.90%	France
Sonaecom	19.19%	Portugal

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Home Communication Services

Fully consolidated companies	% interest	Country

Sofrecom Algérie	100.00%	Algeria
Sofrecom Argentina	100.00%	Argentina
Lightspeed Communications	51.00%	Bahrain
Atlas Services Belgium	100.00%	Belgium
Orange Belgium	100.00%	Belgium
Wirefree Services Belgium	100.00%	Belgium
Fimocam	100.00%	Cameroon
Orange Cameroon Multimedia Services	99.50%	Cameroon
FT R&D Beijing	100.00%	China
CI Telcom	45.90%	Ivory Coast
Cote d'Ivoire Multimedia	45.90%	Ivory Coast
Atlas Services Denmark	100.00%	Denmark
Wirefree Services Denmark	100.00%	Denmark
Autocity Networks	76.42%	Spain
Catalana	59.49%	Spain
FT España ISP (Ya.Com)	79.32%	Spain
FT España (Home)	79.32%	Spain
Ya online	79.32%	Spain
Yacom Travel Market	79.32%	Spain
EresMas Interactiva	79.32%	USA
FT Participations US	100.00%	USA
FTLD USA	100.00%	USA
FTP Holding	100.00%	USA
FT R&D LLc San Francisco	100.00%	USA
FT R&D LLc Boston	100.00%	USA
FT North America	100.00%	USA
FTP Holdco 1 LLC	100.00%	USA
FTP Holdco 2 LLC	100.00%	USA
Orange World	100.00%	USA
Aura 2	100.00%	France
Citius 98	100.00%	France
Corsica Haut Débit	100.00%	France
EGT	100.00%	France
FCC FT SA Titricom 1.2	100.00%	France
FCC FT SA Titricom 1.3	100.00%	France

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Home Communication Services

Fully consolidated companies	% interest	Country

FCR	100.00%	France
FCR Côte d'Ivoire	90.00%	France
FT Capital Development	100.00%	France
FT Encaissements	99.99%	France
FT Immo Saint Grégoire	100.00%	France
FT Immo Gestion	100.00%	France
FT Immo GL	100.00%	France
FT Immo Holding	100.00%	France
FT Marine	100.00%	France
FT Mobiles International	100.00%	France
FT Technologies Investissement	100.00%	France
France Telecom e-Commerce	100.00%	France
France Telecom Lease	100.00%	France
Francetel	100.00%	France
Immobilière FT	100.00%	France
Innovacom Gestion	50.00%	France
Nordnet	100.00%	France
Orange Assistance (formerly RAPP 31)	100.00%	France
Orange Distribution	100.00%	France
Orange East-Africa (formerly RAPP 32)	78.50%	France
Orange Participations (formerly RAPP 18)	100.00%	France
Orange Promotions	100.00%	France
Orange Sports (formerly RAPP 24)	100.00%	France
Orange Vallée (formerly NEDDI)	100.00%	France
RAPP 23	100.00%	France
RAPP 33 (formerly SCRC1)	100.00%	France
RAPP 34 (formerly SCRC2)	100.00%	France
RAPP 9	100.00%	France
RAPPtel	100.00%	France
RAPP 26	100.00%	France
Sofrecom	100.00%	France
Studio 37 (formerly RAPP 27)	100.00%	France

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Home Communication Services

Fully consolidated companies	% interest	Country

TP SA Eurofinance France SA (1)	48.56%	France
Telincom Courtage	100.00%	France
Viaccess	100.00%	France
w-HA	100.00%	France
FTLD Hong-Kong	100.00%	Hong Kong
GOA Games Services Ltd	100.00%	Ireland
FT Japan	100.00%	Japan
E-Dimension	51.00%	Jordan
JIT CO	100.00%	Jordan
Jordan Telecom Cie (JTC)	51.00%	Jordan
Wanadoo Jordan	51.00%	Jordan
Miaraka	100.00%	Madagascar
Sofrecom Maroc	100.00%	Morocco
Sofrecom Services Maroc	100.00%	Morocco
Chamarel Marine Services	100.00%	Mauritius
Rimcom	100.00%	Mauritius
Telsea	60.80%	Mauritius
Régie T Mexico	75.00%	Mexico
StarMedia Mexico	78.53%	Mexico
MMT Bis	100.00%	Moldova
Atlas Services Nederland	100.00%	Netherlands
MMT Telecom Holding BV	100.00%	Netherlands
Wirefree Services Nederland	100.00%	Netherlands
TP Edukacja i Wypoczynek (Exploris) (1)	48.58%	Poland
Fundacja Grupy TP (1)	48.58%	Poland
OPCO Sp zo o (formerly OTO Lublin) (1)	48.58%	Poland
ORE (1)	48.58%	Poland
PTE TP (1)	48.58%	Poland
Paytel (formerly Contact Center) (1)	48.58%	Poland
Sofrecom Polska (1)	100.00%	Poland

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Home Communication Services

Fully consolidated companies	% interest	Country

TP EmiTel (1)	48.58%	Poland
TP Internet (1)	48.58%	Poland
TP Invest (1)	48.58%	Poland
TP Med (1)	48.58%	Poland
TP SA (1)	48.58%	Poland
TP SA Eurofinance (1)	48.58%	Poland
TP SA Finance (1)	48.58%	Poland
TP Teltech (1)	48.58%	Poland
TP DiTel (1)	48.58%	Poland
Telefon 2000 (1)	46.34%	Poland
Telefony Podalskie (1)	26.77%	Poland
Virgo (1)	48.58%	Poland
Wirtualna Polska (1)	48.58%	Poland
Wanadoo Serviços de Internet	100.00%	Portugal
Terravista	79.32%	Portugal
Wanadoo Broadband Serviços de Internet	100.00%	Portugal
1st Wave Networks Ltd (formerly Orange Ocean)	100.00%	United Kingdom
Ananova Ltd	100.00%	United Kingdom
FT Network Services UK	100.00%	United Kingdom
FT Participations UK	100.00%	United Kingdom
FT R&D Ltd	100.00%	United Kingdom
Freeserve Investments	100.00%	United Kingdom
Wanadoo Plc	100.00%	United Kingdom
Orange Austria Ltd	100.00%	United Kingdom
Orange Brand Services Ltd	100.00%	United Kingdom
Orange Direct Ltd	100.00%	United Kingdom
Orange FURBS Trustees Ltd.	100.00%	United Kingdom
Orange Holdings Ltd	100.00%	United Kingdom
Orange Home UK	100.00%	United Kingdom
Orange International Ltd	100.00%	United Kingdom
Orange Overseas Holdings No.2	100.00%	United Kingdom
Orange Pension Trustees Ltd.	100.00%	United Kingdom
Sonatel Business Solutions (2)	42.33%	Senegal

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Home Communication Services

Fully consolidated companies	% interest	Country

Sonatel (2)	42.33%	Senegal
Sonatel Multimedia (2)	42.33%	Senegal
Sofrecom Thailand	100.00%	Thailand
FCR Vietnam PTE Ltd	74.00%	Vietnam

(1)

TP SA and subsidiaries (TP Group): France Telecom has the power to appoint the majority of TP SA's Supervisory Board members. TP SA and its subsidiaries are therefore fully consolidated.

(2)

Sonatel and its subsidiaries are fully consolidated as France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors.

Home Communication Services

Proportionally consolidated companies	% interest	Country

DT-FT Italian Holding GmbH	50.00%	Germany
Innocavom 3	34.24%	France
Call Services Ltd	40.00%	Mauritius
Mauritius Telecom	40.00%	Mauritius
Telecom Plus Ltd	40.00%	Mauritius
Teleservices Ltd	40.00%	Mauritius
Vanuatu Telecom Ltd	33.33%	Vanuatu

Home Communication Services

Associates consolidated by the equity method	% interest	Country

Absline Multimedia	37.68%	Spain
Store Alcala	39.66%	Spain
Mainline Communication Group Plc	26.00%	United Kingdom
Midland Communication Distribution Ltd	35.00%	United Kingdom

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Enterprise Communication Services

Fully consolidated companies	% interest	Country

Globecast Africa	100.00%	South Africa
Globecast South Africa (Proprietary) Limited	70.00%	South Africa
Newsforce Africa	100.00%	South Africa
Etrali Allemagne	100.00%	Germany
FT Corporate Solutions Australia	100.00%	Australia
Silicomp Belgium	96.06%	Belgium
Silicomp Benelux	96.06%	Belgium
Silicomp Canada Inc	96.06%	Canada
Etrali SA Espagne	100.00%	Spain
Etrali North America	100.00%	USA
FT Corporate Solutions	100.00%	USA
Globecast America Incorporated	100.00%	USA
Equant Holdings US and subsidiaries	100.00%	USA
Equant SA and subsidiaries	100.00%	France
Almerys	64.00%	France
CVF	100.00%	France
Dynetcom	99.87%	France
Etrali France	100.00%	France
Etrali SA	100.00%	France
Expertel Consulting	100.00%	France
Globecast France	100.00%	France
Globecast Holding	100.00%	France
Globecast Reportages	100.00%	France
Groupe Diwan	99.87%	France
Groupe Silicomp	96.06%	France
Newpoint	99.87%	France
SCI Groupe Silicomp	95.27%	France
Silicomp Management	96.04%	France
Silicomp Networks	95.62%	France
Silicomp-AQL	95.60%	France
Sétib	100.00%	France
Telefact	69.53%	France
Etrali HK	100.00%	Hong Kong
Silicomp China Limited	96.06%	Hong Kong

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Enterprise Communication Services

Fully consolidated companies	% interest	Country

Silicomp India	96.06%	India
Etrali Spa	100.00%	Italy
Globecast Italie	100.00%	Italy
Etrali KK	100.00%	Japan
Silicomp (Malaysia) SDN BHD	96.06%	Malaysia
France Telecom Servicios	100.00%	Mexico
Newsforce BV	100.00%	Netherlands
EGN BV and subsidiaries	100.00%	Netherlands
Equant BV	100.00%	Netherlands
Etrali UK	100.00%	United Kingdom
Globecast UK	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	Singapore
Globecast Asie	100.00%	Singapore
Silicomp Asia Pte Ltd	96.06%	Singapore
Equant Integration Services SA and subsidiaries	100.00%	Switzerland
Etrali Suisse	99.17%	Switzerland
Telecom Systems	96.06%	Switzerland
Feima Limited	96.06%	Taiwan
Silicomp Taiwan	96.06%	Taiwan

Enterprise Communication Services

Proportionally consolidated companies	% interest	Country

Globecast Australia	50.00%	Australia
Neocles Corporate (1)	51.00%	France
Silicomp Software Validation	48.03%	France

(1)

Neocles Corporate is proportionally consolidated as it is jointly controlled by France Telecom and the minority shareholders.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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Enterprise Communication Services

Associates consolidated by the equity method	% interest	Country

GlobePro	24.00%	Spain

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 6, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Titel:	Group Deputy Chief Financial Officer